Hammerhead Energy Inc.

Management's Discussion and Analysis

As at and for the Three and Six Months Ended

June 30, 2023

Dated: August 3, 2023

Management Discussion and Analysis

In this management's discussion and analysis ("MD&A"), unless otherwise indicated or the context otherwise requires, the terms "we", "us", "our", "HEI", "Hammerhead" and "the Company" refers to Hammerhead Energy Inc., as the parent corporation. Hammerhead Energy Inc. was incorporated and subsequently amalgamated pursuant to the provisions of the Business Corporations Act (Alberta). This MD&A is comprised of the accounts of HEI and its wholly owned subsidiaries, Hammerhead Resources ULC, Prairie Lights Power GP Inc. and Prairie Lights Power Limited Partnership. Prior period amounts are those of Hammerhead Resources Inc. ("HHR"), the operating entity prior to amalgamation.

On February 23, 2023, the Company completed a plan of arrangement pursuant to a business combination agreement with Decarbonization Plus Acquisition Corporation IV ("DCRD"), an affiliate of the Company's controlling shareholder, Riverstone Holdings LLC, and certain of its affiliates (collectively, "Riverstone"), and certain other parties and their respective securityholders. Pursuant to the plan of arrangement, DCRD amalgamated with a wholly owned subsidiary of the Company which was incorporated for the purpose of effecting the business combination to form Hammerhead Energy Inc. Also pursuant to the plan of arrangement, the operating entity, HHR, amalgamated with a wholly owned subsidiary of DCRD incorporated to effect the business combination to form Hammerhead Resources ULC, a wholly owned subsidiary of HEI. See "Business Combination" in this MD&A for more information.

HEI also has a wholly owned subsidiary, Prairie Lights Power GP Inc., incorporated on March 11, 2019, and an associated limited partnership, Prairie Lights Power Limited Partnership. The power related project has no active operations as at the date of this MD&A.

The Company is controlled by Riverstone and its affiliates. The Company's head office is located at Eighth Avenue Place, East Tower, Suite 2700, 525-8th Avenue SW, Calgary, Alberta, T2P 1G1.

Hammerhead is an oil and natural gas exploration, development and production company. Hammerhead's reserves, producing properties and exploration prospects are located in the province of Alberta in the Deep Basin of West Central Alberta where it is developing multi-zone, liquids-rich oil and gas plays. The consolidated financial statements of the Company, as well as other information relating to the Company can be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar under the profile for Hammerhead Energy Inc.

The following MD&A provides management's analysis of the Company's results of operations and financial position as at and for the three and six months ended June 30, 2023 and June 30, 2022. This MD&A is dated August 3, 2023 and should be read in conjunction with the unaudited interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2023 (the "Interim Financial Statements"), the audited consolidated financial statements of HHR as at and for the years ended December 31, 2022, December 31, 2021 and December 31, 2020 (the "2022 Financial Statements") and the 2022 annual MD&A (the "2022 Annual MD&A") of HHR.

This MD&A contains forward-looking statements and non-GAAP measures. Readers are cautioned that the MD&A should be read in conjunction with the Company's specified disclosures under the headings "Forward-Looking Statements" and "Non-GAAP and Other Specified Financial Measures" included at the end of this MD&A. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for reconciliations and information regarding the following measures and ratios used in this MD&A: "capital expenditures", "available funding", "operating netback", "funds from operations", "adjusted funds from operations", "free funds flow", operating netback per boe", "funds from operations per boe", "funds from operations per basic share and diluted share", "corporate netback per boe", "adjusted funds from operations per basic and diluted share", "adjusted EBITDA", "annualized adjusted EBITDA", "adjusted working capital", "net debt", "net debt to adjusted EBITDA" and "net debt to annualized adjusted EBITDA".

1	Hammerhead Energy Inc.	Management Discussion & Analysis

All financial information has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") as set out in Part I of the CPA Canada Handbook - Accounting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Unless otherwise noted, all financial information provided herein is reported in Canadian dollars and tabular dollar amounts are presented in thousands. Production volumes are presented on a working-interest basis before royalties.

2	Hammerhead Energy Inc.	Management Discussion & Analysis

Operational and Financial Summary

	Three Months Ended June 30,			Six Months Ended June 30,
(Cdn$ thousands, except per share amounts, production and unit prices)	2023	2022	% Change	2023	2022	% Change

Production volumes
Crude oil (bbls/d)	13,389	10,025	34	14,097	9,950	42
Natural gas (Mcf/d)	126,349	116,667	8	126,833	115,193	10
Natural gas liquids (bbls/d)	4,561	4,397	4	4,261	4,215	1
Total (boe/d)	39,009	33,867	15	39,498	33,363	18

Liquids weighting %	46	43		46	42

Oil and gas revenue ($/boe)	48.19	81.09	(41)	54.29	72.77	(25)

Operating netback ($/boe) [1]	33.64	41.75	(19)	36.44	39.04	(7)

Oil and gas revenue	171,072	249,908	(32)	388,126	439,450	(12)

Operating netback [2]	119,437	128,673	(7)	260,460	235,781	10

Net cash from operating activities	75,855	129,623	(41)	191,396	200,086	(4)
Per common share - basic [3]	0.83	5.19	(84)	2.68	8.01	(67)
Per common share - diluted [3]	0.79	2.08	(62)	2.68	3.24	(17)

Adjusted funds from operations [4]	103,515	119,906	(14)	232,309	220,370	5
Per common share - basic [3,5]	1.14	4.80	(76)	3.26	8.82	(63)
Per common share - diluted [3,5]	1.08	1.92	(44)	3.26	3.57	(9)

Corporate netback ($/boe) [6]	29.16	38.91	(25)	32.50	36.49	(11)

Net profit (loss)	20,743	96,993	(79)	(112,916)	90,551	N/A
Net profit (loss) attributable to ordinary equity holders	20,743	90,825	(77)	(117,006)	78,500	N/A
Per common share - basic [3]	0.23	3.63	(94)	(1.64)	3.14	N/A
Per common share - diluted [3]	0.22	1.46	(85)	(1.64)	1.27	N/A

Net cash used in investing activities	132,309	68,414	93	274,632	163,928	68
Capital expenditures [7]	95,266	50,387	89	267,708	132,875	101

Free funds flow [8]	8,195	69,519	(88)	(35,453)	87,372	N/A

Weighted average common shares outstanding [9]
Basic [3]	91,000	24,996	264	71,306	24,995	185
Diluted [3]	96,206	62,345	54	71,306	61,741	15

	As at
FINANCIAL	June 30, 2023		December 31, 2022		% Change
Adjusted working capital deficit [10]	30,824		32,915		(6)
Available funding [11]	43,184		309,985		(86)
Net debt [12]	388,606		291,647		33

1 Operating netback per boe is a non-GAAP financial ratio which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is oil and gas revenue per boe, which was $48.19/boe and $81.09/boe for the three months ended June 30, 2023 and 2022, respectively. Oil and gas revenue per boe for the six months ended June 30, 2023 and 2022 was $54.29/boe and $72.77/boe, respectively. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

3	Hammerhead Energy Inc.	Management Discussion & Analysis

2 Operating netback is a non-GAAP financial measure which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is oil and gas revenue, which was $171.1 million and $249.9 million, respectively, for the three months ended June 30, 2023 and 2022. Oil and gas revenue for the six months ended June 30, 2023 and 2022 was $388.1 million and $439.5 million, respectively. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

3 In comparative prior periods, per common share amounts are those of Hammerhead Resources Inc. The weighted average common shares outstanding in these periods has been scaled by the applicable exchange ratio following the completion of the business combination with DCRD. Refer to "Business Combination" in this MD&A for more information.

4 Adjusted funds from operations is a non-GAAP financial measure which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is net cash from operating activities, which was $75.9 million and $129.6 million, respectively, for the three months ended June 30, 2023 and 2022. Net cash from operating activities for the six months ended June 30, 2023 and 2022 was $191.4 million and $200.1 million, respectively. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

5 Adjusted funds from operations per share - basic and per share - diluted are non-GAAP financial ratios which do not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is net cash from operating activities per share - basic and per share - diluted, which were $0.83/boe and $0.79/boe, and $5.19/boe and $2.08/boe, respectively, for the three months ended June 30, 2023 and 2022. Net cash from operating activities per share - basic and per share - diluted for the six months ended June 30, 2023 and 2022 were $2.68/boe and $2.68/boe, and $8.01/boe and $3.24/boe, respectively. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

6 Corporate netback per boe is a non-GAAP financial ratio which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is net cash from operating activities per boe, which was $21.37/boe and $42.06/boe, respectively, for the three months ended June 30, 2023 and 2022. Net cash from operating activities per boe for the six months ended June 30, 2023 and 2022 was $26.77/boe and $33.13/boe, respectively. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

7 Capital expenditures is a non-GAAP financial measure which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is net cash used in investing activities, which was $132.3 million and $68.4 million, respectively, for the three months ended June 30, 2023 and 2022. Net cash used in investing activities for the six months ended June 30, 2023 and 2022 was $274.6 million and $163.9 million, respectively. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

8 Free funds flow is a non-GAAP financial measure which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is net cash from operating activities, which was $75.9 million and $129.6 million, respectively, for the three months ended June 30, 2023 and 2022. Net cash from operating activities for the six months ended June 30, 2023 and 2022 was $191.4 million and $200.1 million, respectively. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

9 HEI has 91,076,480 HEI Common Shares, 15,697,756 HEI Warrants, 5,052,777 Legacy RSUs, 650,495 Legacy Options, and 1,945,115 RSAs issued and outstanding as of the date of this MD&A.

10 Adjusted working capital deficit is a capital management measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

11 Available funding is a non-GAAP financial measure which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is working capital deficit, which was $10.6 million and $22.1 million, respectively, as at June 30, 2023 and December 31, 2022. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

12 Net debt is a capital management measure. Refer to the "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

4	Hammerhead Energy Inc.	Management Discussion & Analysis

Second Quarter 2023 Operating and Financial Highlights:

• Production averaged 39,009 boe/d in the second quarter of 2023, a 5,142 boe/d increase from the same period of 2022. New production from 29 gross (27.05 net) wells brought on-stream since June 30, 2022 offset production declines on existing wells.

• The Company's liquids weighting was 46% during the second quarter of 2023, compared to 43% in the same period of 2022. The increase was driven by higher crude oil production from multiple pads brought on-stream in the Karr area.

• Oil and gas revenue for the three months ended June 30, 2023 and 2022 was $171.1 million and $249.9 million, respectively. Operating netback1 was $119.4 million or $33.64/boe for the second quarter of 2023, reflecting a decrease of $9.2 million or $8.11/boe from the same period of 2022. The decrease was driven by lower commodity pricing, which reduced revenue by $32.90/boe, and was partially offset by a $19.20/boe increase in realized gains on risk management contracts and a decrease in royalty expense of $5.72/boe.

• Net cash from operating activities for the three months ended June 30, 2023 and 2022 was $75.9 million and $129.6 million, respectively. Adjusted funds from operations1 was $103.5 million during the second quarter of 2023, a $16.4 million or 14% decrease from the same quarter of 2022. The decrease is primarily driven by a $9.2 million decrease in operating netback1.

• The Company reported a net profit of $20.7 million for the three months ended June 30, 2023, compared to a net profit of $97.0 million in the same period of 2022. The $76.3 million decrease in profit was primarily due to a $37.8 million decrease in unrealized gain on risk management contracts, combined with a $19.8 million increase in depletion, depreciation and impairment, a $18.1 million decrease in funds from operations1, and a $7.7 million increase in deferred income tax expense.

• Net cash used in investing activities for the three months ended June 30, 2023 and 2022 was $132.3 million and $68.4 million, respectively. Capital expenditures1 during the second quarter of 2023 were $95.3 million, with the Company focusing its investments in both the Karr and Gold Creek areas. At Karr, the Company spent $81.5 million, primarily on the drill of nine wells of a 12 gross (12.0 net) well pad. This pad has been partially completed and is expected to be on-stream in the third quarter of 2023. The Company also drilled one well of a nine gross (nine net) well pad, which is expected to be on-stream in the fourth quarter of 2023. Remaining funds spent were related to non-well infrastructure projects, mainly the North Karr Battery expansion and South Karr Battery construction. At Gold Creek, the Company spent $8.8 million, primarily on the completion and tie-in of a seven gross (seven net) well pad, which came on-stream in the second quarter of 2023, in addition to other non-well activities.

1 Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

5	Hammerhead Energy Inc.	Management Discussion & Analysis

Year-to-Date 2023 Operating and Financial Highlights:

• Production averaged 39,498 boe/d for the six months ended June 30, 2023, a 6,135 boe/d increase from the same period of 2022. New production from 29 gross (27.05 net) wells brought on-stream since June 30, 2022 offset production declines on existing wells.

• The Company's liquids weighting was 46% during the six months ended June 30, 2023, compared to 42% in the same period of 2022. The increase was driven by increased crude oil production from pads brought on-stream in the Karr area.

• Oil and gas revenue for the six months ended June 30, 2023 and 2022 was $388.1 million and $439.5 million, respectively. Operating netback1 was $260.5 million or $36.44/boe for the six months ended June 30, 2023, reflecting an increase of $24.7 million, but a decline of $2.60/boe from the same period of 2022. The increase was due to higher production volumes, which were offset on a per boe basis by declines in commodity pricing, which reduced revenue by $18.48/boe.

• Net cash from operating activities for the six months ended June 30, 2023 and 2022 was $191.4 million and $200.1 million, respectively. Adjusted funds from operations1 was $232.3 million during the six months ended June 30, 2023, a $11.9 million or 5% increase from the same period of 2022. The increase is primarily due to a $24.7 million increase in operating netback1, partially offset by a $6.8 million increase in cash interest expense, and a $6.0 million increase in G&A expense.

• The Company reported a net loss of $112.9 million for the six months ended June 30, 2023, compared to a net profit of $90.6 million in the same period of 2022. The $203.5 million reduction was primarily due to a $180.5 million listing expense, a $34.6 million increase in depletion, depreciation and impairment, and a $33.9 million increase in deferred income tax expense. These costs were partially offset by a $49.7 million increase in unrealized gain on risk management contracts, and a $6.9 million increase in funds from operations1.

• Net cash used in investing activities for the six months ended June 30, 2023 and 2022 was $274.6 million and $163.9 million, respectively. Capital expenditures1 during the six months ended June 30, 2023 were $267.7 million, with the Company focusing its investments in both the Karr and Gold Creek areas. At Karr, the Company spent $202.6 million, primarily on the drill of 15 gross (15.0 net) wells and the completion and tie-in of 10 gross (8.05 net) wells. Remaining funds spent were related to non-well infrastructure projects, mainly the North Karr Battery expansion, South Karr Battery Construction and three gross (three net) water disposal wells. At Gold Creek, the Company spent $53.5 million primarily on the drill, completion, and tie-in of seven gross (seven net) wells, in addition to other non-well activities.

• Effective February 23, 2023, the Company completed a business combination with DCRD, incurring $9.1 million in transaction costs for the six months ended June 30, 2023.

1 Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

6	Hammerhead Energy Inc.	Management Discussion & Analysis

Business Combination

On February 23, 2023, the Company completed a plan of arrangement pursuant to a business combination agreement with DCRD, an affiliate of the Company's controlling shareholder, Riverstone, and certain other parties and their respective securityholders. Pursuant to the plan of arrangement, DCRD amalgamated with a wholly owned subsidiary of the Company which was incorporated for the purpose of effecting the business combination to form Hammerhead Energy Inc. Also pursuant to the plan of arrangement, HHR amalgamated with a wholly owned subsidiary of DCRD incorporated to effect the business combination to form Hammerhead Resources ULC, a wholly owned subsidiary of HEI.

HEI Class A Common Shares ("HEI Common Shares") and warrants to purchase HEI Common Shares ("HEI Warrants") are publicly traded on the Nasdaq Stock Market LLC ("Nasdaq") under the symbols "HHRS" and "HHRSW", respectively and the Toronto Stock Exchange ("TSX") under the symbols "HHRS" and "HHRS.WT", respectively.

As a result of the business combination, the following occurred:

• HHR's approximately 392.6 million common shares were exchanged for approximately 25.1 million HEI Common Shares,

• HHR's approximately 500.9 million preferred shares were exchanged for approximately 56.1 million HEI Common Shares,

• HHR's approximately 35.0 million 2020 Warrants were exchanged for approximately 1.6 million HEI Common Shares,

• HHR's approximately 6.0 million warrants to purchase common shares issued in 2013 were settled for a cash payment of $0.028 per warrant, totaling approximately $0.2 million,

• HHR's limited recourse loans under the long-term retention program of approximately $5.8 million were terminated,

• DCRD's approximately 8.0 million common shares were exchanged for approximately 8.0 million HEI Common Shares,

• DCRD's approximately 28.5 million warrants to purchase DCRD common shares were exchanged for approximately 28.5 million HEI Warrants,

• HHR's approximately 10.5 million options were exchanged for approximately 0.7 million options to purchase HEI Common Shares ("Legacy Options"), and

• HHR's approximately 83.4 million restricted shares units were exchanged for approximately 5.3 million restricted share units to acquire HEI Common Shares ("Legacy RSUs")

HEI issued a total of 90,778,275 HEI Common Shares, 28,549,991 HEI Warrants, 5,329,938 Legacy RSUs and 671,539 Legacy Options to the former securityholders of HHR and DCRD in connection with the business combination.

The transaction is a business combination under common control and applies IFRS 2 Share Based Payment as DCRD does not meet the definition of a business under IFRS 3 Business Combinations. On closing, the Company accounted for the fair value of the HEI Common Shares issued to DCRD shareholders at the market price of DCRD's publicly traded common shares on February 23, 2023. The total fair value of the HEI Common Shares issued to DCRD shareholders was $109.6 million. As part of the amalgamation, HEI acquired cash, prepaid expenses, accounts payable, related party payables and warrant liabilities. The fair value of the HEI Common Shares issued to DCRD shareholders less the sum of the net liabilities acquired was accounted for as listing expense. The following table reconciles the elements of the business combination:

7	Hammerhead Energy Inc.	Management Discussion & Analysis

(Cdn$ thousands)	Amalgamation under IFRS 2
Total fair value of consideration
8,032,671 shares at US$10.07 per common share (US$80.9 million)	109,597

less the following
Cash	156
Prepaid expenses	3,705
Less: Accounts payable	(24,179)
Less: Due to related parties	(18,457)
Less: Warrant liabilities [1]	(32,106)
Total listing expense	180,478

1 Warrant liabilities include Public Warrants and Private Placement Warrants.

The listing expense is presented in the interim condensed consolidated statements of profit (loss) and comprehensive profit (loss) for the six months ended June 30, 2023. The related party payables include $9.5 million due to HEI that was eliminated upon closing and $8.9 million due to Riverstone. All related party payable balances were settled as at March 31, 2023.

For the three and six months ended June 30, 2023, the Company expensed $0.1 million and $9.1 million, respectively, in transaction costs (three and six months ended June 30, 2022 - nil).

Results of Operations

Production

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	% Change	2023	2022	% Change
Crude oil and field condensate (bbls/d)	13,389	10,025	34	14,097	9,950	42
Natural gas (Mcf/d)	126,349	116,667	8	126,833	115,193	10
Natural gas liquids (bbls/d)	4,561	4,397	4	4,261	4,215	1
Total (boe/d)	39,009	33,867	15	39,498	33,363	18

Liquids weighting %	46	43		46	42

Average production during the three months ended June 30, 2023, was 39,009 boe/d, up 15% from the second quarter of 2022. During the six months ended June 30, 2023, average production was 39,498 boe/d, up 18% from the same period of 2022. The growth in production reflects 29 gross (27.05 net) wells brought on-stream since June 30, 2022, which offset production declines on existing wells.

The Company's liquids weighting was 46% for the three and six months ended June 30, 2023, compared to 43% and 42%, respectively, for the same periods in 2022. The increase in liquids weighting was driven by higher crude oil production from multiple pads brought on-stream in the Karr area.

8	Hammerhead Energy Inc.	Management Discussion & Analysis

Realized Prices and Benchmark Prices

	Three Months Ended June 30,			Six Months Ended June 30,
(Per unit amounts)	2023	2022	% Change	2023	2022	% Change

Average Realized Prices
Crude oil and field condensate ($/bbl)	96.09	137.14	(30)	97.80	126.65	(23)
Natural gas ($/Mcf) [1]	2.97	8.68	(66)	4.15	7.23	(43)
Natural gas liquids ($/bbl)	47.93	81.56	(41)	56.23	79.38	(29)
Total ($/boe) [2]	48.19	81.09	(41)	54.29	72.77	(25)

Benchmark Prices
Crude oil
WTI (Cdn$/bbl)	99.09	138.45	(28)	100.97	129.04	(22)
Edmonton Light Sweet (Cdn$/bbl)	95.00	137.80	(31)	97.00	126.84	(24)
WTI/Edmonton Light Sweet (Cdn$/bbl)	(4.08)	(0.65)	528	(3.97)	(2.20)	80
Natural gas
AECO 5A (Cdn$/GJ)	2.32	6.86	(66)	2.69	5.69	(53)
AECO 5A (Cdn$/Mcf) [3]	2.47	7.31	(66)	2.87	6.06	(53)
NYMEX (US$/MMBtu)	2.10	7.17	(71)	2.76	6.05	(54)
NYMEX (Cdn$/Mcf) [3]	2.84	9.25	(69)	3.75	7.77	(52)
Union-Dawn (US$/MMBtu)	2.05	7.22	(72)	2.39	5.83	(59)
Union-Dawn (Cdn$/Mcf) [3]	2.78	9.30	(70)	3.25	7.49	(57)
Chicago City-Gate (US$/MMBtu)	1.98	7.18	(72)	2.31	5.81	(60)
Chicago City-Gate (Cdn$/Mcf) [3]	2.68	9.26	(71)	3.14	7.46	(58)
Stanfield (US$/MMBtu)	2.58	6.93	(63)	5.94	5.73	4
Stanfield (Cdn$/Mcf) [3]	3.49	8.93	(61)	8.08	7.37	10
Malin (US$/MMBtu)	2.65	7.05	(62)	6.00	5.83	3
Malin (Cdn$/Mcf) [3]	3.59	9.09	(61)	8.16	7.49	9
Average foreign exchange
Exchange rate - US$/Cdn$	1.34	1.28	5	1.35	1.27	6

1 At the Company's current heating value of 42.0 GJ/e3m3, 1 mcf of natural gas is approximately 1.18 GJ.

2 Supplementary Financial Measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

3 At industry average heating values of 37.8 GJ/e3m3, 1 mcf of natural gas is approximately 1.065 GJ.

Crude oil and field condensate

The majority of the Company's crude oil and field condensate production is delivered and sold in Central Alberta through firm service commitments on Pembina Pipeline Corporation's ("Pembina") pipeline systems. The price that Hammerhead receives for crude oil and field condensate production is primarily driven by global supply and demand and the Edmonton light sweet oil price differentials.

During the three and six months ended June 30, 2023, the Company's realized crude oil and field condensate price decreased by $41.05/bbl or 30% and $28.85/bbl or 23%, respectively, compared to the same periods in 2022. This decrease was driven by corresponding 31% and 24% decreases in crude oil benchmark pricing. In 2023, increased global inflation has reduced demand for oil products in comparison to 2022, where increased pricing was driven by a rise in demand for oil products coupled with sanctions on Russian oil exports issued in response to the Russia-Ukraine war.

9	Hammerhead Energy Inc.	Management Discussion & Analysis

Natural Gas

The Company's natural gas transportation capacity provides geographical diversification across North America. The Company has firm service commitments to deliver and sell its natural gas production to the Alberta, Eastern Canada and United States (Midwest and West Path) markets. In comparison to 2022, the weighting of total natural gas sales to Alberta has increased in the three and six months ended June 30, 2023. Geographical diversification of natural gas sales to US markets resulted in a realized natural gas price of $4.15/mcf, a 45% increase over the AECO 5A benchmark price of $2.87/mcf for the six months ended June 30, 2023.

	Three Months Ended June 30,		Six Months Ended June 30,
% weighting of total natural gas sales	2023	2022	2023	2022
Alberta	54	50	54	50
Eastern Canada	25	27	25	27
United States	21	23	21	23

For the three and six months ended June 30, 2023, Hammerhead's realized natural gas price decreased by $5.71/mcf or 66%, and $3.08/mcf or 43%, respectively, compared to the same periods in 2022. The decrease in the Company's realized prices were driven by reductions in benchmark prices across Canadian and northern United States markets. Prices throughout the periods remained lower than 2022 due to elevated inventory levels in Canada and the United States.

NGL

The Company's natural gas liquids and plant condensate is currently sold on the Alberta market, but achieves geographical diversification in pricing through Pembina's marketing pool. Pembina operates a pool of sales that provides access to the United States, Asia and Eastern Canadian markets, with market weightings adjusted for supply and demand outlook and seasonality.

For the three and six months ended June 30, 2023, Hammerhead's realized NGL price decreased by $33.63/bbl or 41%, and $23.15/bbl or 29%, respectively, compared to the same periods in 2022. Increased inflation has lowered demand for North American NGL products, which decreased benchmark pricing for the three and six months June 30, 2023 in comparison to the same periods in 2022, where diminished supply was compounded with political unrest from the Russia-Ukraine war, and drove improvements in pricing.

Revenue

	Three Months Ended June 30,			Six Months Ended June 30,
(Cdn$ thousands, except per boe)	2023	2022	% Change	2023	2022	% Change
Crude oil and field condensate	117,076	125,108	(6)	249,556	228,094	9
Natural gas	34,099	92,161	(63)	95,198	150,799	(37)
Natural gas liquids	19,897	32,639	(39)	43,372	60,557	(28)
Oil and gas revenue	171,072	249,908	(32)	388,126	439,450	(12)
Revenue - $/boe [1]	48.19	81.09	(41)	54.29	72.77	(25)

1 Supplementary Financial Measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

For the three and six months ended June 30, 2023, the Company earned revenue of $171.1 million and $388.1 million, respectively, compared to $249.9 million and $439.5 million, respectively, in the comparative periods of 2022. The decreases were driven by lower realized commodity prices, partially offset by increased production and a higher liquids weighting.

10	Hammerhead Energy Inc.	Management Discussion & Analysis

Royalty Expense

	Three Months Ended June 30,			Six Months Ended June 30,
(Cdn$ thousands, except per boe)	2023	2022	% Change	2023	2022	% Change
Royalty expense	16,572	32,034	(48)	41,497	49,925	(17)
Royalty expense - $/boe [1]	4.67	10.39	(55)	5.80	8.27	(30)
Percentage of revenue	10	13		11	11

1 Supplementary Financial Measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

Hammerhead pays royalties to the Province of Alberta in respect of the Company's production and sales volumes in accordance with the applicable royalty framework. The majority of the Company's royalties are paid to the Crown, which are based on various sliding scales that are dependent on incentives, production volumes and commodity prices. Hammerhead's wells spud on or after January 1, 2017 qualify for the Crown's Modernized Royalty Framework ("MRF") incentive program which has a low initial 5% royalty rate until a threshold return of capital has been achieved. Between 2018 and April 2022, the Company also qualified for the Crown's Enhanced Hydrocarbon Recovery Program ("EHRP") for a pilot waterflood program located in the Gold Creek area. The EHRP provided for a flat royalty of 5% on commodities produced from wells impacted by the waterflood program during the period.

The Company receives a monthly Gas Cost Allowance ("GCA") credit from the Province of Alberta for expenses incurred to process and transport the Crown's portion of natural gas production. The credit is applied to the royalties that would have been owed to the Crown. The GCA credit is assessed annually every June and is subject to a true-up adjustment as a payable to the Crown or a receivable in the form of a credit to the Company.

For the three months ended June 30, 2023, royalty expenses decreased $15.5 million or $5.72/boe compared to the same period of 2022. On a percentage of revenue basis, royalties decreased by 3% over the same period. During the six months ended June 30, 2023, royalty expenses decreased $8.4 million or $2.47/boe, compared to the same period in 2022. On a percentage of revenue basis, royalties were consistent at 11% for both periods.

The decrease in royalty expense for both periods is due to a larger GCA credit received, combined with lower royalty rates on natural gas due to declines in input pricing, partially offset by increased royalties on higher crude oil production volumes. Royalty rates on crude oil volumes have also increased as recently drilled wells with high production rates have achieved their threshold return of capital under the MRF program and no longer capture the incentivized rate.

11	Hammerhead Energy Inc.	Management Discussion & Analysis

Operating Expense

	Three Months Ended June 30,			Six Months Ended June 30,
(Cdn$ thousands, except per boe)	2023	2022	% Change	2023	2022	% Change
Gas gathering and processing	11,323	10,208	11	22,337	20,421	9
Repairs and maintenance	6,910	6,776	2	11,002	9,064	21
Chemicals and fuel	4,801	3,859	24	10,415	8,976	16
Staff and contractor costs	2,639	2,520	5	5,097	4,774	7
Well servicing	712	470	51	1,880	1,599	18
Other	7,372	4,670	58	12,885	8,743	47
Operating expense	33,757	28,503	18	63,616	53,577	19
Operating expense - $/boe [1]	9.51	9.25	3	8.90	8.87	-

1 Supplementary Financial Measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

For the three months ended June 30, 2023, operating expense was $33.8 million or $9.51/boe, compared to $28.5 million or $9.25/boe for the same period of 2022, an increase of $5.3 million. For the six months ended June 30, 2023, operating expense was $63.6 million or $8.90/boe, compared to $53.6 million or $8.87/boe, for the same period of 2022, an increase of $10.0 million. The increases are due to additional production volumes and increased field activity, which added water and emulsion handling expense. Higher repairs and maintenance costs also contributed to the increase for the six months ended June 30, 2023.

Transportation Expense

	Three Months Ended June 30,			Six Months Ended June 30,
(Cdn$ thousands, except per boe)	2023	2022	% Change	2023	2022	% Change
Transportation expense	20,481	18,168	13	41,488	34,899	19
Transportation expense - $/boe [1]	5.77	5.90	(2)	5.80	5.78	-

1 Supplementary Financial Measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

During the three months ended June 30, 2023, transportation expense was $20.5 million or $5.77/boe, compared to $18.2 million or $5.90/boe in the same period of 2022. The increase of $2.3 million was due to higher overall volumes, offset by a lower crude oil transportation unit fee which drove the decrease of $0.13 on a per boe basis.

For the six months ended June 30, 2023, gross transportation expense was $41.5 million or $5.80/boe, compared to $34.9 million or $5.78/boe in the same period of 2022. The increase of $6.6 million or $0.02/boe resulted from higher overall volumes and a favorable third-party adjustment that lowered crude oil transportation costs in the first quarter of 2022, offsetting the lower crude oil transportation unit fee in 2023.

Risk Management Contracts

The Company's risk management program is primarily designed to reduce volatility in revenue and cash flow, to provide consistency for the Company's capital program and to comply with debt covenant requirements.

Risk management contract settlements are recognized as a realized gain or loss. The fair value of the Company's unsettled risk management contracts is recorded as an asset or liability at each reporting period with any change in the mark-to-market positions of the outstanding contracts recognized as an unrealized gain or loss in net profit (loss). Both realized and unrealized gains and losses on risk management contracts vary based on fluctuations related to the specific terms of outstanding contracts in the period including contract types, contract quantities, contract prices and the underlying commodity reference prices.

12	Hammerhead Energy Inc.	Management Discussion & Analysis

The following table summarizes the asset or liability position of risk management contracts outstanding:

(Cdn$ thousands)	June 30, 2023	December 31, 2022
Crude oil	2,397	(5,801)
Natural gas	18,996	17,808
Total net asset	21,393	12,007

The following table summarizes the realized gain or loss on risk management contract settlements, as well as the unrealized gain or loss related to changes in the fair value of outstanding contracts:

	Three Months Ended June 30,			Six Months Ended June 30,
(Cdn$ thousands)	2023	2022	% Change	2023	2022	% Change
Realized gain (loss) on risk management contracts [1]	19,175	(42,530)	N/A	18,935	(65,268)	N/A
Unrealized (loss) gain on risk management contracts [2]	(11,674)	26,173	N/A	9,386	(40,319)	N/A
Total gain (loss) on risk management contracts	7,501	(16,357)	N/A	28,321	(105,587)	N/A

(Cdn$ per boe)
Realized gain (loss) on risk management contracts [1,3]	5.40	(13.80)	N/A	2.65	(10.81)	N/A
Unrealized (loss) gain on risk management contracts [2,3]	(3.29)	8.49	N/A	1.31	(6.68)	N/A
Total gain (loss) on risk management contracts [3]	2.11	(5.31)	N/A	3.96	(17.49)	N/A

1 Represents cash settlements under the respective contracts.

2 Represents the change in fair value of contracts outstanding during the period.

3 Supplementary Financial Measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

During the three and six months ended June 30, 2023, the Company incurred realized gains on risk management contracts of $19.2 million, and $18.9 million, compared to realized losses of $42.5 million and $65.3 million, respectively, in the comparative periods of 2022. The increased gains are due to declines in realized commodity prices.

The unrealized loss on risk management contracts of $11.7 million for the three months ended June 30, 2023 is primarily due to settlement of gas contracts in a realized gain position. The unrealized gain on risk management contracts of $26.2 million for the three months ended June 30, 2022 was primarily due to settlement of contracts across all commodities in a realized loss position.

The unrealized gain on risk management contracts of $9.4 million for the six months ended June 30, 2023 is primarily due to the deterioration of strip pricing across all commodities from December 31, 2022 to June 30, 2023 relative to the hedged prices of the risk management contracts outstanding. The unrealized loss on risk management contracts of $40.3 million for the six months ended June 30, 2022 was due to improvements in strip pricing across all commodities from December 31, 2022 to June 30, 2022, relative to the hedged prices of the risk management contracts outstanding.

As at June 30, 2023, the Company held the following outstanding risk management contracts:

Remaining Term	Reference	Total Daily Volume (bbls/d)	Weighted Average (Price/bbls)
Crude Oil Swaps
Jul 1, 2023 - Sep 30, 2023	US$ WTI	7,000	75.28
Jul 1, 2023 - Dec 31, 2023	US$ WTI	1,100	65.00

13	Hammerhead Energy Inc.	Management Discussion & Analysis

Remaining Term	Reference	Total Daily Volume (GJ/d)	Total Daily Volume (MMbtu/d)	Weighted Average (CDN$/GJ)	Weighted Average (US$/MMbtu)
Natural Gas Swaps
Jul 1, 2023 - Sep 30, 2023	CDN$ AECO	30,000	-	4.96	-
Jul 1, 2023 - Dec 31, 2023	US$ AECO - NYMEX	-	30,000	-	(1.48)

Natural Gas Collar
Jul 1, 2023 - Dec 31, 2023	US$ NYMEX	-	30,000	-	5.00 - 9.80

Operating Netback

	Three Months Ended June 30,			Six Months Ended June 30,
(Cdn$ thousands)	2023	2022	% Change	2023	2022	% Change
Revenue	171,072	249,908	(32)	388,126	439,450	(12)
Royalties	(16,572)	(32,034)	(48)	(41,497)	(49,925)	(17)
Operating expense	(33,757)	(28,503)	18	(63,616)	(53,577)	19
Net transportation expense	(20,481)	(18,168)	13	(41,488)	(34,899)	19
Operating netback, excluding risk management contracts	100,262	171,203	(41)	241,525	301,049	(20)
Realized gain (loss) on risk management contracts	19,175	(42,530)	N/A	18,935	(65,268)	N/A
Operating netback [1]	119,437	128,673	(7)	260,460	235,781	10

(Cdn$ per boe)
Revenue [1]	48.19	81.09	(41)	54.29	72.77	(25)
Royalties [1]	(4.67)	(10.39)	(55)	(5.80)	(8.27)	(30)
Operating expense [1]	(9.51)	(9.25)	3	(8.90)	(8.87)	-
Net transportation expense [1]	(5.77)	(5.90)	(2)	(5.80)	(5.78)	-
Operating netback, excluding risk management contracts [1]	28.24	55.55	(49)	33.79	49.85	(32)
Realized gain (loss) on risk management contracts [1]	5.40	(13.80)	N/A	2.65	(10.81)	N/A
Operating netback per boe [1]	33.64	41.75	(19)	36.44	39.04	(7)

1 Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

For the three months ended June 30, 2023, the Company's operating netback per boe was $33.64/boe, a decrease of $8.11/boe from the corresponding period of 2022. For the six months ended June 30, 2023, the Company's operating netback per boe was $36.44/boe, a decrease of $2.60/boe from the prior year. The decreases over both periods were driven by declines in commodity pricing, which reduced revenue by $32.90/boe, and $18.48/boe, respectively, and were partially offset by increases in corresponding respective realized gains on risk management contracts of $19.20/boe and $13.46/boe and decreases in  royalty expense of $5.72/boe and $2.47/boe, respectively.

14	Hammerhead Energy Inc.	Management Discussion & Analysis

General and Administrative ("G&A") Expense

	Three Months Ended June 30,			Six Months Ended June 30,
(Cdn$ thousands, except per boe)	2023	2022	% Change	2023	2022	% Change
Salaries and benefits	5,785	5,634	3	11,723	9,957	18
Professional fees [1]	1,978	478	314	2,667	811	229
Insurance	1,447	444	226	2,267	915	148
Information technology	693	629	10	1,404	1,225	15
Office rent	204	136	50	411	329	25
Other	1,110	602	84	2,306	1,039	122
Gross G&A expense	11,217	7,923	42	20,778	14,276	46
Capitalized G&A expense	(1,515)	(1,290)	17	(2,964)	(2,432)	22
Net G&A expense	9,702	6,633	46	17,814	11,844	50
Net G&A - $/boe [2]	2.73	2.15	27	2.49	1.96	27

1 Professional fees include external audit, legal and reserve evaluation fees and other contract services.

2 Supplementary Financial Measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

For the three and six months ended June 30, 2023, gross G&A expense increased by $3.3 million or 42% and $6.5 million or 46%, respectively, compared to the same periods of 2022. These increases were due to a rise in professional fees, insurance costs, and other G&A expenses. Higher professional fees related to costs associated with the warrant issuer bid. For insurance and other G&A expenses, increases were due to additional costs following the Company's public share and warrant listings. Higher employee costs also contributed to the increase for the six months ended June 30, 2023.

Capitalized G&A expense varies with the composition and compensation levels of technical departments and their time attributed to capital projects. During the three and six months ended June 30, 2023, capitalized G&A expense increased by $0.2 million or 17%, and $0.5 million or 22% compared to the same periods of 2022, based on an increased headcount of employees focused on capital activity in the current year, and increased costs related to those employees.

Transaction Costs

	Three Months Ended June 30,			Six Months Ended June 30,
(Cdn$ thousands, except per boe)	2023	2022	% Change	2023	2022	% Change
Cash transaction costs	94	-	100	3,268	-	100
Non-cash transaction costs	-	-	-	5,793	-	100
Total transaction costs	94	-	100	9,061	-	100
Cash transaction costs - $/boe[1]	0.03	-	100	0.46	-	100
Non-cash transaction costs - $/boe[1]	-	-	-	0.81	-	100

1 Supplementary Financial Measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

On February 23, 2023, the Company completed the business combination with DCRD, an affiliate of Riverstone. For the six months ended June 30, 2023 the Company expensed $9.1 million in transaction costs. Refer to "Business Combination" in this MD&A for more information.

15	Hammerhead Energy Inc.	Management Discussion & Analysis

Share-based Compensation Expense

	Three Months Ended June 30,			Six Months Ended June 30,
(Cdn$ thousands, except per boe)	2023	2022	% Change	2023	2022	% Change
Gross share-based compensation expense	3,407	6,790	(50)	9,890	11,227	(12)
Capitalized share-based compensation expense	(953)	(2,078)	(54)	(2,642)	(3,340)	(21)
Net share-based compensation expense	2,454	4,712	(48)	7,248	7,887	(8)
Net share-based compensation expense - $/boe [1]	0.69	1.53	(55)	1.01	1.31	(23)

1         Supplementary Financial Measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

Changes in gross share-based compensation expense generally relate to the number of units granted, the timing of grants, the fair value of units on the grant date, the vesting period over which the related expense is recognized and the timing and quantity of forfeitures.

Gross share-based compensation for the three and six months ended June 30, 2023 decreased by $3.4 million or 50% and $1.3 million or 12%, respectively, compared to the same periods of 2022. The decreases are due to awards which had accelerated vesting terms in 2022 with no corresponding expense in the 2023 periods. For the six months ended June 30, 2023, this decrease was partially offset by expense for the accelerated vesting of all Legacy RSUs and Legacy Options upon close of the business combination.

Capitalized share-based compensation for the three and six months ended June 30, 2023 decreased by $1.1 million or 54%, and $0.7 million or 21% compared to the same periods of 2022 due to lower gross share-based compensation in 2023.

Finance Expense

	Three Months Ended June 30,			Six Months Ended June 30,
(Cdn$ thousands, except per boe)	2023	2022	% Change	2023	2022	% Change
Interest on term debt - PIK	2,359	4,088	(42)	4,712	8,108	(42)
Interest and fees on bank debt	6,162	2,075	197	10,077	3,422	194
Interest on EDC facility - letters of credit	-	-	-	140	25	460
Interest on lease obligation	58	59	(2)	120	120	-
Accretion of decommissioning liabilities	176	130	35	346	254	36
Total finance expense	8,755	6,352	38	15,395	11,929	29
Cash interest expense - $/boe [1]	1.75	0.69	154	1.45	0.59	146
Non-cash interest and accretion expense - $/boe [1]	0.71	1.37	(48)	0.71	1.38	(49)

Average principal debt outstanding during the period:
Term debt	82,052	141,781	(42)	80,962	139,188	(42)
Bank debt	248,123	110,542	124	216,919	118,991	82
Total average principal debt outstanding	330,175	252,323	31	297,881	258,179	15

1 Supplementary Financial Measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

Finance expense is primarily comprised of interest incurred on the Company's term debt and bank debt.

16	Hammerhead Energy Inc.	Management Discussion & Analysis

Term Debt

The Company's term debt consists of the 2020 Senior Notes, which bear interest at 12% and include the option of paying interest as cash or as paid-in-kind ("PIK"). During the three and six months ended June 30, 2023, interest expense on term debt decreased by $1.7 million or 42% and $3.4 million or 42%, compared to the same periods in 2022. The decrease for the periods was due to a lower outstanding principal amount on which the interest is calculated, as a result of the repayment of a portion of the 2020 Senior Notes during the third quarter of 2022.

Bank Debt

During the three and six months ended June 30, 2023, interest expense and fees on bank debt increased by $4.1 million or 197%, and $6.7 million or 194% compared to the same periods of 2022. The increase for both periods was due to higher benchmark interest rates in 2023, and an increase in average bank debt outstanding over the periods.

(Gain) Loss on Foreign Exchange

	Three Months Ended June 30,			Six Months Ended June 30,
(Cdn$ thousands)	2023	2022	% Change	2023	2022	% Change
Realized loss on foreign exchange	72	260	(72)	185	217	(15)
Unrealized (gain) loss on foreign exchange	(3,346)	4,460	N/A	(3,512)	2,386	N/A
(Gain) loss on foreign exchange	(3,274)	4,720	N/A	(3,327)	2,603	N/A

The Company's foreign exchange impacts primarily relate to the HEI Warrants, term debt, and a portion of bank debt which are denominated in US dollars and translated into Canadian dollars at the end of each reporting period.

Relative to the US dollar, the Canadian dollar strengthened during the three and six months ended June 30, 2023. This resulted in lower Canadian dollar liabilities and corresponding unrealized foreign exchange gains of $3.3 million and $3.5 million, respectively. Comparatively, the Canadian dollar weakened during the same periods of 2022, resulting in a higher Canadian dollar liability and corresponding unrealized foreign exchange losses of $4.5 million and $2.4 million, respectively.

17	Hammerhead Energy Inc.	Management Discussion & Analysis

Depletion, Depreciation and Impairment

	Three Months Ended June 30,			Six Months Ended June 30,
(Cdn$ thousands, except per boe)	2023	2022	% Change	2023	2022	% Change
Depletion of developed and producing assets	49,381	36,548	35	99,047	71,612	38
Depreciation of corporate assets	550	490	12	1,088	967	13
Depreciation of right-of-use assets	314	192	64	628	385	63
Impairment	6,812	-	100	6,812	-	100
Total depletion, depreciation and impairment	57,057	37,230	53	107,575	72,964	47
Depletion, depreciation and impairment - $/boe [1]	16.07	12.08	33	15.05	12.08	25

1 Supplementary Financial Measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

Depletion and depreciation reflect the development costs of Hammerhead's assets which are capitalized and then amortized to net income over their estimated useful lives. The Company's developed and producing assets are depleted using the unit-of-production method based on the estimated recoverable amount from total proved and probable ("2P") reserves determined in accordance with National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). The depletion base consists of the historical net book value of capitalized costs plus estimated future development costs required to develop the Company's estimated 2P reserves. Depletion rates will vary based on changes in the carrying value of the asset base, changes in future development costs, reserve updates and changes in production. Depletion expenses are calculated using depletion rates and production volumes applicable to each depletable asset.

For the three and six months ended June 30, 2023, depletion, depreciation and impairment increased $19.8 million or 53% and $34.6 million or 47%, respectively, compared to the same periods in 2022. The increase was due to higher production volumes, which resulted in additional depletion of developed and producing assets and a higher depletion rate, which was driven by an increase in the depletable base. An impairment of $6.8 million was also recorded on the Company's discontinued Prairie Lights Power project due to a change in expected use.

Loss (Gain) on Warrant Revaluation

	Three Months Ended June 30,			Six Months Ended June 30,
(Cdn$ thousands)	2023	2022	% Change	2023	2022	% Change
Loss (gain) on warrant revaluation	4,794	145	3,206	15,220	(136)	N/A

The warrant liabilities were recorded at fair value upon inception and are revalued at the end of each period, with changes in the estimated fair value recognized through income as a non-cash item. During the three and six months ended June 30, 2023, the Company incurred losses of $4.8 million and $15.2 million on warrant revaluation compared to a $0.1 million loss and $0.1 million gain on warrant revaluation for the same periods of 2022.

The increased losses for the three and six months ended June 30, 2023 relate to a higher liability due to a rise in the trading price of HEI Warrants from the close of the business combination to June 30, 2023.

18	Hammerhead Energy Inc.	Management Discussion & Analysis

Funds from Operations

	Three Months Ended June 30,			Six Months Ended June 30,
(Cdn$ thousands)	2023	2022	% Change	2023	2022	% Change
Operating netback [1]	119,437	128,673	(7)	260,460	235,781	10
G&A expense	(9,702)	(6,633)	46	(17,814)	(11,844)	50
Cash transaction costs	(94)	-	100	(3,268)	-	100
Cash interest expense	(6,220)	(2,134)	191	(10,337)	(3,567)	190
Realized foreign exchange loss	(72)	(260)	(72)	(185)	(217)	(15)
Other cash impacts [2]	294	1,939	(85)	605	2,180	(72)
Funds from operations [3]	103,643	121,585	(15)	229,461	222,333	3

(Cdn$ per boe)
Operating netback [1]	33.64	41.75	(19)	36.44	39.04	(7)
G&A expense [1]	(2.73)	(2.15)	27	(2.49)	(1.96)	27
Cash transaction costs [1]	(0.03)	-	100	(0.46)	-	100
Cash interest expense [1]	(1.75)	(0.69)	154	(1.45)	(0.59)	146
Realized foreign exchange loss [1]	(0.02)	(0.08)	(75)	(0.03)	(0.04)	(25)
Other cash impacts [2]	0.08	0.63	(87)	0.08	0.36	(78)
Funds from operations [4]	29.19	39.46	(26)	32.09	36.81	(13)

Per common share - basic [5,6]	1.14	4.86	(77)	3.22	8.90	(64)
Per common share - diluted [5,6]	1.08	1.95	(45)	3.22	3.60	(11)

1 Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

2 Other cash impacts consist of treating and processing income, the Company's recoveries related to royalty interest and bad debt allowances, where applicable in the current period.

3 Funds from operations is a non-GAAP financial measure which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is net cash from operating activities, which was $75.9 million and $129.6 million, respectively, for the three months ended June 30, 2023 and 2022. Net cash from operating activities for the six months ended June 30, 2023 and 2022 was $191.4 million and $200.1 million, respectively. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

4 Funds from operations per boe is a non-GAAP financial ratio which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is net cash from operating activities per boe, which was $21.37/boe and $42.06/boe, respectively, for the three months ended June 30, 2023 and 2022. Net cash from operating activities per boe for the six months ended June 30, 2023 and 2022 was $26.77/boe and $33.13/boe, respectively. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

5 In comparative periods, per common share amounts are those of Hammerhead Resources Inc. The weighted average common shares outstanding in these periods has been scaled by the applicable exchange ratio following the completion of the business combination with DCRD. Refer to "Business Combination" in this MD&A for more information.

6 Funds from operations per common share - basic and per common share - diluted are non-GAAP financial ratios which do not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measures are net cash from operating activities per share - basic and per share - diluted which were $0.83/boe and $0.79/boe, and $5.19/boe and $2.08/boe, respectively, for the three months ended June 30, 2023 and 2022. Net cash from operating activities per share - basic and per share - diluted for the six months ended June 30, 2023 and 2022 were $2.68/boe and $2.68/boe, and $8.01/boe and $3.24/boe, respectively. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

19	Hammerhead Energy Inc.	Management Discussion & Analysis

The Company generated funds from operations of $103.6 million during the second quarter of 2023, a $17.9 million or 15% decrease from the same quarter of 2022. The decrease is primarily driven by a $9.2 million decrease in operating netback, combined with a $4.1 million increase in cash interest expense and a $3.1 million increase in G&A expense.

The Company generated funds from operations of $229.5 million during the six months ended June 30, 2023, a $7.1 million or 3% increase from the same period of 2022. The increase is primarily due to a $24.7 million increase in operating netback, which was partially offset by a $6.8 million increase in cash interest expense, a $6.0 million increase in G&A expense, and a $3.3 million increase in transaction costs.

Adjusted Funds from Operations

	Three Months Ended June 30,			Six Months Ended June 30,
(Cdn$ thousands, except per boe)	2023	2022	% Change	2023	2022	% Change
Funds from operations [1]	103,643	121,585	(15)	229,461	222,333	3
Cash transaction costs	94	-	100	3,268	-	100
Realized foreign exchange loss	72	260	(72)	185	217	(15)
Other income	(294)	(1,939)	(85)	(605)	(2,180)	(72)
Adjusted funds from operations [1]	103,515	119,906	(14)	232,309	220,370	5
Corporate netback - $/boe [1]	29.16	38.91	(25)	32.50	36.49	(11)

Per common share - basic [1,2]	1.14	4.80	(76)	3.26	8.82	(63)
Per common share - diluted [1,2]	1.08	1.92	(44)	3.26	3.57	(9)

1 Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

2 In comparative prior periods, per common share amounts are Hammerhead Resources Inc. The weighted average common shares outstanding in these periods has been scaled by the applicable exchange ratio following the completion of the business combination with DCRD. Refer to "Business Combination" in this MD&A for more information.

Net Profit (Loss)

	Three Months Ended June 30,			Six Months Ended June 30,
(Cdn$ thousands, except per share)	2023	2022	% Change	2023	2022	% Change
Net profit (loss)	20,743	96,993	(79)	(112,916)	90,551	N/A
Net profit (loss) attributable to ordinary equity holders - basic	20,743	90,825	(77)	(117,006)	78,500	N/A
Weighted average common shares outstanding - basic (000s) [1]	91,000	24,996	264	71,306	24,995	185
Per common share - basic [1]	0.23	3.63	(94)	(1.64)	3.14	N/A
Net profit (loss) attributable to ordinary equity holders - diluted	20,743	90,970	(77)	(117,006)	78,366	N/A
Weighted average common shares outstanding - diluted (000s) [1]	96,206	62,345	54	71,306	61,741	15
Per common share - diluted [1]	0.22	1.46	(85)	(1.64)	1.27	N/A

1 In comparative prior periods the Company's basic and diluted earnings per share is the net profit per common share of Hammerhead Resources Inc., and the weighted average common shares outstanding has been scaled by the applicable exchange ratio following the completion of the business combination with DCRD. Refer to "Business Combination" in this MD&A for more information.

20	Hammerhead Energy Inc.	Management Discussion & Analysis

(Cdn$ thousands)
Net profit, three months ended June 30, 2022	96,993
Decrease from funds from operations [1]	(18,138)
Add (deduct) change in non-cash items:
Decrease in unrealized gain on risk management contracts	(37,847)
Decrease in share based compensation expense	2,258
Increase in depletion, depreciation and impairment	(19,827)
Decrease in non-cash finance costs	1,683
Increase in unrealized gain on foreign exchange	7,806
Change in fair value of warrants	(4,649)
Increase in deferred income tax expense	(7,732)
Realized foreign exchange gain on warrant repurchase	196
Net profit, three months ended June 30, 2023	20,743

1 Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

The Company reported a net profit of $20.7 million for the three months ended June 30, 2023, compared to a net profit of $97.0 million in the same period of 2022. The $76.3 million decrease in profit was primarily due to a $37.8 million decrease in unrealized gain on risk management contracts, combined with a $19.8 million increase in depletion, depreciation and impairment, a $18.1 million decrease in funds from operations, and a $7.7 million increase in deferred income tax expense and the remaining non-cash impact of $7.3 million as outlined in the table above.

(Cdn$ thousands)
Net profit, six months ended June 30, 2022	90,551
Increase from funds from operations [1]	6,932
Add (deduct) change in non-cash items:
Increase in unrealized gain on risk management contracts	49,705
Decrease in share based compensation expense	639
Increase in depletion, depreciation and impairment	(34,611)
Decrease in non-cash finance costs	3,304
Increase in unrealized gain on foreign exchange	5,898
Change in fair value of warrants	(15,356)
Increase in deferred income tax expense	(33,903)
Realized foreign exchange gain on warrant repurchase	196
Increase in transaction costs - non cash	(5,793)
Increase in listing expense	(180,478)
Net loss, six months ended June 30, 2023	(112,916)

1 Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

The Company reported a net loss of $112.9 million for the six months ended June 30, 2023, compared to a net profit of $90.6 million in the same period of 2022. The $203.5 million decrease was primarily due to a $180.5 million listing expense, a $34.6 million increase in depletion, depreciation and impairment, and a $33.9 million increase in deferred income tax expense. These costs were partially offset by a $49.7 million increase in unrealized gain on risk management contracts, a $6.9 million increase in funds from operations and the remaining non-cash impacts of $11.1 million as outlined in the table above.

21	Hammerhead Energy Inc.	Management Discussion & Analysis

Capital Expenditures

	Three Months Ended June 30,			Six Months Ended June 30,
(Cdn$ thousands)	2023	2022	% Change	2023	2022	% Change
Drilling and completion	70,858	20,859	240	183,854	81,366	126
Equipment, facilities and pipelines	20,128	23,850	(16)	70,969	39,998	77
Workovers and maintenance capital	2,297	3,894	(41)	8,309	8,019	4
Land	-	-	-	-	315	(100)
Geological and geophysical	2	124	(98)	154	134	15
Other [1]	1,981	1,660	19	4,422	3,043	45
Capital expenditures [2]	95,266	50,387	89	267,708	132,875	101

Karr	81,489	21,780	274	202,576	59,102	243
Gold Creek	8,770	25,092	(65)	53,530	67,974	(21)
Corporate	5,007	3,515	42	11,602	5,799	100
Capital expenditures [2]	95,266	50,387	89	267,708	132,875	101

1 Other includes capitalized salaries and benefits and corporate capital expenditures.

2 Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

Capital expenditures were $95.3 million for the three months ended June 30, 2023, compared to $50.4 million, an increase of $44.9 million. The increase is mainly due to additional drilling and completion activity in the Karr area.

Drilling and completion activities accounted for 74% of capital expenditures in the quarter and 21% related to equipment, facilities and pipelines. At Karr, the Company spent $81.5 million, primarily on the drill of nine wells of a 12 gross (12.0 net) well pad. This pad has been partially completed and is expected to be on-stream in the third quarter of 2023. The Company also drilled one well of a nine gross (nine net) well pad, which is expected to be on-stream in the fourth quarter of 2023. Remaining funds spent were related to non-well infrastructure projects, mainly the North Karr Battery expansion and South Karr Battery construction. At Gold Creek, the Company spent $8.8 million, primarily on the completion and tie-in of a seven gross (seven net) well pad, which came on-stream in the second quarter of 2023 in addition to other non-well activities.

Capital expenditures were $267.7 million for the six months ended June 30, 2023, compared to $132.9 million, an increase $134.8 million from the comparative period in 2022. The increase is mainly due to additional drilling and completion activity and major infrastructure projects in the Karr area.

Drilling and completion activities accounted for 69% of capital expenditures in the six months ended June 30, 2023 and 27% related to equipment, facilities and pipelines. At Karr, the Company spent $202.6 million, primarily on the drill of 15 gross (15.0 net) wells and the completion and tie-in of 10 gross (8.05 net) wells. Remaining funds spent were related to non-well infrastructure projects, mainly the North Karr Battery expansion, South Karr Battery Construction and three gross (three net) water disposal wells. At Gold Creek, the Company spent $53.5 million primarily on the drill, completion, and tie-in of seven gross (seven net) wells in addition to other non-well activities.

22	Hammerhead Energy Inc.	Management Discussion & Analysis

Well Count Information 1

	Three Months Ended June 30,		Six Months Ended June 30,
(Number of gross wells)	2023	2022	2023	2022
Spud	10	1	22	10
Rig released	10	1	22	11
Completed	7	5	17	14
Wells brought on-stream [2]	7	9	17	22

(Number of net wells)	2023	2022	2023	2022
Spud	10	1	22	10
Rig released	10	1	22	11
Completed	7	5	15.1	14
Wells brought on-stream [2]	7	9	15.1	22

1 Well counts include development Montney wells, shown on a net well basis.

2 On-stream dates are based on the first production date after the well is tied-in to the permanent well site facilities. Wells brought on-stream may include wells drilled and/or completed in a prior period.

Land Acreage

	June 30, 2023			December 31, 2022
	Gross acres	Net acres	% Working interest	Gross acres	Net acres	% Working interest
Montney	117,920	106,160	90	118,560	106,800	90

23	Hammerhead Energy Inc.	Management Discussion & Analysis

Corporate Outlook and Guidance Reaffirmed

Based on results to date, Hammerhead remains well positioned to deliver on its 2023 annual guidance. Hammerhead is reaffirming its 2023 overall annual guidance as outlined below:

Forward looking information [1]		Three months ended June 30, 2023	Six months ended June 30, 2023	2023 annual guidance [2]
Annual average production	boe/d	39,009	39,498	40,200
Crude oil	%	34	36	33
Natural gas liquids ("NGLs")%		12	10	12
Natural gas	%	54	54	55
Expenses
Royalties	%	10	11	13
Operating	$/boe	9.51	8.90	8.50
Transportation	$/boe	5.77	5.80	6.50
Net G&A	$/boe	2.73	2.49	1.60
Cash interest and financing	$/boe	1.75	1.45	1.40
Cash taxes	$/boe	-	-	-
Capital expenditures [3]	$MM	95	268	525

1 Forward looking information are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated with forward looking information. Refer to "Forward-Looking Statements" in this MD&A for more information.

2 The Company's 2023 annual guidance is unchanged from the guidance previously released on March 28, 2023 in the 2022 Annual MD&A and accompanying press release.

3 Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

Hammerhead's actual results could differ materially from this outlook and guidance as a result of volatility in the market prices for crude oil, natural gas and NGLs, well performance, and success of the capital program.

Significant Project Update

Hammerhead is currently planning and executing on over $100.0 million of pipeline and facility expansions within both its North and South Karr areas in order to accommodate the Company's expected growth in production. In the North Karr location, the Company incurred capital expenditures of approximately $42.0 million to expand its current facility, which was completed in the first quarter of 2023. In South Karr, the Company is currently building a new facility, with a budgeted project cost of $61.0 million and is currently targeted to be on-stream in the fourth quarter of 2023. These expenditures will be financed through cash flow and capital sources.

The Company has embarked on a decarbonization investment campaign across its asset base with the Company's carbon capture and storage ("CCS") program. The program is expected to drive a reduction in Scope 1 and Scope 2 emissions of approximately 79% on an absolute basis and approximately 89% on a per boe basis by 2029, as compared to 2021 levels, assuming that each of Hammerhead's crude oil batteries are converted to CCS from 2024 through 2029.

Prior to any construction or sequestration activity, the Company must receive final approval from the Alberta Department of Energy. The timeframe of approval is dependent on regulatory review and will be received later in 2023 at the earliest. There is no guarantee that such approval will be received on this timeline or at all. Presently, Hammerhead does not have the right to sequester carbon emissions nor is it authorized to generate credits or monetize the emissions sequestered.

24	Hammerhead Energy Inc.	Management Discussion & Analysis

The key milestones of the project, once approval from the Department of Energy is received include, drilling a deep CO2 disposal well and confirming adequate injectivity, finalizing the design engineering and lastly obtaining final approval from the Hammerhead Board of Directors (the "Board") to proceed with the first battery pilot project. As of June 30, 2023, the Company expects regulatory approval to occur later in 2023 and as a result plans to drill the disposal well and finalize the engineering designs in 2024. Upon successful testing of the CO2 disposal well, the Company will present the pilot project for approval to the Board in 2024. Following the Board's approval, the Company will initiate construction of the pilot battery, with equipment purchases occurring in 2024. Hammerhead expects to spend between $60.0 million to $75.0 million to build facilities, pipeline and disposal well assets at the pilot battery in Gold Creek. The remaining capital will be spent in the following five years; constructing CCS facilities on Hammerhead's other four batteries. The total anticipated spend on the project is $240.0 million. As at June 30, 2023, the Company has not incurred costs or signed contractual commitments related to the CCS program.

Capital Resources and Liquidity

Capital Resources

Bank Debt

(Cdn$ thousands)	June 30, 2023	December 31, 2022
Syndicated facility [1]	260,992	164,800
Operating facility	15,000	15,000
Total bank debt outstanding [2]	275,992	179,800

1 Included in the syndicated facility is a draw of US$33.0 million. As at June 30, 2023, the US$ draw was translated to Cdn$43.7 million.

2 Undrawn bank debt capacity was $74.0 million as of June 30, 2023 (December 31, 2022 - $170.2 million).

The Company's bank debt is held in a credit facility with a syndicate of lenders. Under the credit facility, determination of the borrowing base is made by the lenders at their sole discretion, and is subject to re-determinations semiannually. On May 30, 2023, the semiannual redetermination was completed and the Company's credit facility was reaffirmed at $350.0 million, consisting of a $330.0 million revolving syndicated facility and a $20.0 million operating facility.

As at June 30, 2023, Hammerhead was compliant with all covenants and cross default clauses stated in the credit facility agreement. Covenants include reporting requirements and limitations on excess cash, indebtedness, equity issuances, acquisitions, dispositions, hedging, encumbrances, asset retirement obligations, as well as other standard business operating covenants. The Company is not subject to financial covenants. The lenders have first lien on all of the assets held by the Company and its subsidiaries.

Amounts borrowed under the credit facility bear interest based on the referenced Canadian prime lending rate or the bankers' acceptance rate in effect, at the Company's option, plus an applicable margin or fee, respectively. The applicable rate is determined by the ratio of first lien indebtedness to earnings before interest, taxes, depreciation, depletion and impairment. The credit facility also includes standby fees on balances not drawn.

The following ranges are the applicable prime margin, bankers' acceptance and standby fees:

	Margin on Canadian Prime Rate	Bankers' Acceptance Fee	Standby Fee
Credit facility	1.75% - 5.25%	2.75% - 6.25%	0.69% - 1.56%

25	Hammerhead Energy Inc.	Management Discussion & Analysis

Term Debt

(Cdn$ thousands)	June 30, 2023	December 31, 2022
2020 Senior Notes - outstanding principal	120,648	120,648
Principal repayment, net of outstanding PIK interest [1]	(37,702)	(42,414)
Foreign exchange revaluation [2]	(1,156)	698
Total term debt	81,790	78,932

1 The Company repaid $78.6 million of principal on its 2020 Senior Notes in 2022. The repayment was net of the accumulated PIK interest of $32.1 million. Total accrued unpaid PIK as at June 30, 2023 is $8.8 million.

2 The term debt is issued in US dollars and are revalued to Canadian dollars at each reporting period, using the period end foreign exchange rate.

Term debt consists of 2020 Senior Notes, which have a maturity date of July 10, 2024. The notes bear interest at 12% per annum and provide the option of paying interest as cash or as PIK. PIK interest is added to the principal balance and is due on maturity.

As at June 30, 2023, the Company was in compliance with all covenants related to term debt. There are no maintenance financial covenants related to term debt; however, there are standard business operating covenants, as well as covenants that may limit the Company's ability to incur additional debt.

Export Development Canada ("EDC") Letters of Credit

The Company has guaranteed letters of credit in both Canadian and US dollars. As at June 30, 2023, the Company's Canadian dollar denominated letters of credit were guaranteed through EDC and totaled $14.3 million (December 31, 2022 - $13.8 million). The Company's US dollar denominated letters of credit totaled US$0.7 million (Cdn$0.9 million) as at June 30, 2023 and December 31, 2022.

Equity Commitments

Upon the close of the business combination with DCRD, all of HHR's outstanding equity commitments were terminated.

Share Capital

HEI is authorized to issue an unlimited number of Class A common shares ("Common Shares") and first preferred shares (the "First Preferred Shares") in an amount equal to not more than 20% of the number of issued and outstanding Common Shares at the time of issuance of any First Preferred Shares. As of the date of this MD&A, HEI has 91,076,480 HEI Common Shares, nil First Preferred Shares, 15,697,756 HEI Warrants, 5,052,777 Legacy RSUs, 650,495 Legacy options, and 1,945,115 restricted share awards issued under HEI's equity incentive award plan, issued and outstanding.

Reduction in Stated Capital

On June 8, 2023, the Company's shareholders approved a reduction in stated capital of $1.0 billion, without any payment or distribution to the shareholders. As a result of the reduction in stated capital, $1.0 billion was added to contributed surplus.

Warrant Purchase and Cancellation

On June 2, 2023, the Company completed a substantial issuer bid (the "Offer") to purchase for cancellation up to 20,000,000 of HEI Warrants at the purchase price of US$1.00 per HEI Warrant. Following the expiration of the Offer, 12,852,235 HEI Warrants, consisting of all 12,737,500 of the outstanding Private Warrants held by R5 HHR FS Holdings LLC, an affiliate of Hammerhead's controlling shareholder, ("Private Placement Warrants") and an additional 114,735 HEI Warrants held by warrantholders other than R5 HHR FS Holdings LLC ("Public Warrants"), were purchased for cancellation by the Company. The Company funded the Offer by drawing on existing credit facilities.

26	Hammerhead Energy Inc.	Management Discussion & Analysis

Liquidity

Capital Management and Liquidity

Hammerhead's objective when managing capital is to maintain a flexible capital structure and sufficient liquidity to meet its financial obligations and to execute its business plans. The Company considers its capital structure to include shareholders' equity, the funds available under outstanding debt agreements, funds from operations and working capital. Modifications to Hammerhead's capital structure can be accomplished through issuing HEI Common Shares and First Preferred Shares, issuing new debt, adjusting capital spending and acquiring or disposing of assets, though there is no certainty that any of these additional sources of capital would be available if required.

The primary sources of cash for Hammerhead during the three and six months ended June 30, 2023 and 2022 were funds from operations and draws on bank debt. The primary use of cash for all periods was the Company's capital development program.

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company addresses its liquidity risk through its capital management of cash, adjusted working capital, credit facility capacity, and equity issuances along with its planned capital expenditure program. The Company has determined that both its current and long term financial obligations, including "Commitments and Contractual Obligations" in this MD&A, are adequately funded from the available borrowing capacity on the credit facility and from funds from operations.

Adjusted Working Capital Deficit and Available Funding

Adjusted working capital provides useful information by highlighting net assets that are expected to be realized, or net liabilities that are expected to be settled, within the current operating cycle. Available funding allows management and other users to evaluate the Company's short term liquidity, and its capital resources available at a point in time. Available funding is not a standardized financial measure under IFRS and therefore may not be comparable with the calculation of similar measures disclosed by other entities.

(Cdn$ thousands)	June 30, 2023	December 31, 2022
Adjusted working capital deficit [1]	(30,824)	(32,915)
Debt capacity	74,008	170,200
Equity commitment	-	172,700
Available funding [1]	43,184	309,985

1 Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

Upon the close of the business combination with DCRD, any of HHR's outstanding equity commitments were terminated. Refer to "Business Combination" in this MD&A for more information.

27	Hammerhead Energy Inc.	Management Discussion & Analysis

Net Debt, Annualized Adjusted EBITDA and Net Debt to Annualized Adjusted EBITDA

Adjusted EBITDA indicates the Company's ability to generate funds from its asset base on a continuing basis, for future development of its capital program and settlement of financial obligations. Hammerhead's short-term capital management objective is to fund its capital expenditures using primarily funds from operations, although value-creating activities may be financed with a combination of funds from operations and other sources of capital. Net debt is used to assess and monitor liquidity at a point in time, while net debt to annualized adjusted EBITDA assists the Company in monitoring its capital structure and financing requirements. Net debt, annualized adjusted EBITDA and net debt to annualized adjusted EBITDA are not standardized measures under IFRS and therefore may not be comparable with the calculation of similar measures disclosed by other entities.

(Cdn$ thousands)	June 30, 2023	December 31, 2022
Bank debt	275,992	179,800
Term debt	81,790	78,932
Adjusted working capital deficit [1]	30,824	32,915
Total net debt [1]	388,606	291,647

Annualized adjusted EBITDA [2]	438,940	488,160
Net debt to annualized adjusted EBITDA [3]	0.9	0.6

1 Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

2 Annualized adjusted EBITDA is a capital management measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

3 Net debt to annualized adjusted EBITDA is a capital management measure. Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

Free Funds Flow

Free funds flow is calculated as adjusted funds from operations less capital expenditures and settlement of decommissioning obligations. Management believes free funds flow provides an indication of funds the Company has available for future capital allocation decisions such as the repayment of debt or increased capital spending.

	Three Months Ended June 30,		Six Months Ended June 30,
(Cdn$ thousands)	2023	2022	2023	2022
Adjusted funds from operations [1]	103,515	119,906	232,309	220,370
Capital expenditures [1]	(95,266)	(50,387)	(267,708)	(132,875)
Settlement of decommissioning obligations	(54)	-	(54)	(123)
Free funds flow [1]	8,195	69,519	(35,453)	87,372

1 Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

The Company generated adjusted funds from operations of $103.5 million during the second quarter of 2023, and capital expenditures totaled $95.3 million, which resulted in free funds flow of $8.2 million, a decrease of $61.3 million from the second quarter of 2022. This decrease is due to increased capital expenditures in the second quarter of 2023, as the Company continued capital operations throughout the spring season. Funds from operations was also lower as realized prices declined from 2022.

The Company generated adjusted funds from operations of $232.3 million during the six months ended June 30, 2023, an $11.9 million increase from the same period of 2022. This increase is due to realized gains on risk management contracts, which when combined with additional production volumes, offset the declines in realized pricing from 2022, where benchmark prices far exceeded current levels. Capital expenditures for the six months ended June 30, 2023 were $267.7 million, up $134.8 million from the comparative period of 2022 as the Company increased drilling and added non-well infrastructure projects. Net of $0.1 million in decommissioning settlements, free funds flow for the six months ended June 30, 2023 was negative $35.5 million, a decrease of $122.8 million from the prior year period.

28	Hammerhead Energy Inc.	Management Discussion & Analysis

Commitments and Contractual Obligations

The Company enters into commitments and contractual obligations in the normal course of operations. Commitments include short-term drilling rig contracts, operating costs for office leases, and firm transportation and processing agreements. Although transportation and processing commitments are required to ensure access to sales markets, the Company actively manages the commitment portfolio to ensure firm commitment levels are in line with future development plans and diversified to multiple sales markets. The Company's firm transportation and processing agreements are terminable in very limited circumstances. If the Company does not meet the commitments with produced volumes, it will be obligated to pay the commitment.

Contractual obligations are comprised of liabilities to third parties incurred for the purpose of managing the Company's capital structure, the liability portion of office building leases, risk management contracts, and decommissioning obligations. HEI does not have guarantees or off-balance sheet arrangements other than as disclosed.

The following table is a summary of the Company's commitments and contractual obligations as at June 30, 2023:

(Cdn$ thousands)	1 Year	2-3 Years	4-5 Years	Thereafter	Total
Firm transportation and processing	114,836	246,930	212,456	335,667	909,889
Office buildings [1]	920	1,632	1,224	-	3,776
Drilling services	1,190	-	-	-	1,190
Total commitments	116,946	248,562	213,680	335,667	914,855
Accounts payable and accrued liabilities	107,760	-	-	-	107,760
Bank indebtedness - principal [2]	-	275,992	-	-	275,992
Bank indebtedness - interest	23,223	-	-	-	23,223
Term debt - principal	-	87,080	-	-	87,080
Term debt - PIK interest	-	5,080	-	-	5,080
Lease obligations [3]	1,407	2,170	1,425	-	5,002
Risk management contracts	3,568	-	-	-	3,568
Decommissioning obligations [3]	279	514	611	30,613	32,017
Total contractual obligations	136,237	370,836	2,036	30,613	539,722
Total future payments	253,183	619,398	215,716	366,280	1,454,577

1 Relates to non-lease components and non-indexed variable payments.

2 The Company's credit facility is subject to a semi-annual borrowing base review at the sole discretion of the lenders. See Capital Resources - Bank Debt in this MD&A for additional information.

3 These values are undiscounted and will differ from the amounts presented in the Interim Financial Statements.

29	Hammerhead Energy Inc.	Management Discussion & Analysis

Related Party Transactions

All related party transactions occurred in the normal course of operations.

During the period, the Company completed related party transactions with its controlling shareholder, Riverstone. The Company purchased for cancellation 12,737,500 HEI Warrants from R5 HHR FS Holdings LLC. The Company also completed a plan of arrangement pursuant to a business combination involving DCRD and Riverstone, and incurred $9.2 million in expenses due to Riverstone as part of the liabilities acquired. Refer to the "Warrant Liability" and "Business Combination" sections in this MD&A for further information. As of June 30, 2023, the Company does not have any outstanding payables due to Riverstone.

Upon close of the business combination with DCRD the Company terminated $5.6 million in limited recourse loans previously advanced to key management personnel.

30	Hammerhead Energy Inc.	Management Discussion & Analysis

Supplemental Information - Quarterly Results

(Cdn$ thousands, except per share amounts, production and unit prices)	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
OPERATING

Production volumes
Crude oil (bbls/d)	13,389	14,813	8,958	9,279	10,025	9,874	7,135	5,854
Natural gas (Mcf/d)	126,349	127,322	99,512	111,353	116,667	113,703	101,028	95,304
Natural gas liquids (bbls/d)	4,561	3,958	3,984	4,273	4,397	4,030	3,787	3,014
Total (boe/d)	39,009	39,992	29,527	32,111	33,867	32,854	27,760	24,752

Liquids weighting %	46	47	44	42	43	42	39	36

Oil and gas revenue ($/boe)	48.19	60.31	73.14	69.91	81.09	64.10	54.50	45.25

Operating netback ($/boe) [1]	33.64	39.18	43.96	34.77	41.75	36.22	20.22	13.01

Oil and gas sales revenue	171,072	217,054	198,676	206,518	249,908	189,542	139,183	103,047

Operating netback [1]	119,437	141,023	119,414	102,689	128,673	107,108	51,653	29,617

Net cash from operating activities	75,855	115,541	76,131	95,138	129,623	70,463	33,540	25,492
Per common share - basic [2]	0.83	2.25	3.04	3.80	5.19	2.82	1.34	1.02
Per common share - diluted [2]	0.79	2.25	1.13	1.54	2.08	2.82	0.55	1.02

Adjusted funds from operations [1]	103,515	128,794	108,937	94,226	119,906	100,464	43,528	23,228
Per common share - basic [2]	1.14	2.51	4.34	3.76	4.80	4.02	1.74	0.93
Per common share - diluted [2]	1.08	2.51	1.61	1.52	1.92	4.02	0.72	0.93

Corporate netback ($/boe) [1]	29.16	35.78	40.10	31.90	38.91	33.98	17.04	10.20

Net profit (loss)	20,743	(133,659)	67,298	67,251	96,993	(6,442)	37,139	(25,319)
Net profit (loss) attributable to ordinary equity holders	20,743	(137,749)	60,584	60,782	90,825	(12,325)	31,344	(30,903)
Per common share - basic [2]	0.23	(2.68)	2.42	2.42	3.63	(0.49)	1.25	(1.24)
Per common share - diluted [2]	0.22	(2.68)	0.89	0.98	1.46	(0.49)	0.52	(1.24)

Net cash used in investing activities	132,309	142,323	145,556	58,669	68,414	95,514	42,190	20,809
Capital expenditures [1]	95,266	172,442	173,669	77,332	50,387	82,488	68,385	39,606

Free funds flow [1]	8,195	(43,648)	(64,732)	16,894	69,519	17,853	(24,857)	(16,377)

Weighted average common shares outstanding [3]
Basic [2]	91,000	51,395	25,084	25,069	24,996	24,994	24,992	24,992
Diluted [2]	96,206	51,395	67,637	61,840	62,345	24,994	60,851	24,992

FINANCIAL (as at each quarter end)
Adjusted working capital deficit [1]	30,824	93,699	32,915	37,002	5,180	16,470	52,443	29,596
Available funding [1]	43,184	51,468	309,985	327,898	402,720	206,930	188,957	227,304
Net debt [1]	388,606	379,755	291,647	222,416	215,155	277,549	293,490	251,963

1 Refer to "Non-GAAP and Other Specified Financial Measures" in this MD&A for more information.

2 In comparative periods, per common share amounts are those of Hammerhead Resources Inc. The weighted average common shares outstanding in these periods has been scaled by the applicable exchange ratio following the completion of the business combination with DCRD. Refer to "Business Combination" in this MD&A for more information.

3 HEI has 91,076,480 HEI Common Shares, 15,697,756 HEI Warrants, 5,052,777 Legacy RSUs, 650,495 Legacy Options, and 1,945,115 RSAs issued and outstanding as of the date of this MD&A.

31	Hammerhead Energy Inc.	Management Discussion & Analysis

Crude oil and natural gas revenue over the past eight quarters have ranged from $103.0 million to $249.9 million, largely due to the volatility of commodity prices and changes in production. Throughout 2022 and 2021, the Company's production fluctuated due to changes in its development capital spending levels and natural declines. Following increased levels of capital expenditure, in Q1 and Q2 2023, the Company produced a record 39,992 boe/d and 39,009 boe/d, respectively, from the successful drilling of liquids-rich wells in the Karr area.

Net profit (loss) has ranged from a net loss of $133.7 million to a net profit of $97.0 million, primarily influenced by fluctuations in commodity prices and production volumes, royalties, realized and unrealized gains and losses on risk management contracts and both cash and non-cash expenses. In the first quarter of 2023, the business combination with DCRD resulted in $180.5 million in listing expenses upon close of the transaction and $9.0 million in transaction costs. The third quarter 2022 profit also included $16.0 million in transaction costs. Deferred income tax expense impacted net profit (loss) by $26.2 million in the first quarter of 2023 and $31.7 million in the fourth quarter of 2022.

Disclosure Controls and Procedures

Disclosure controls and procedures ("DC&P") seek to ensure that information to be disclosed by Hammerhead is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosures. As at June 30, 2023, the Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's DC&P. Based on their evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's DC&P were effective as at June 30, 2023. All control systems by their nature can only provide reasonable, but not absolute, assurance that the objectives of the control system are met.

Internal Control over Financial Reporting and Officer Certifications

Internal control over financial reporting ("ICFR") is a process designed to provide reasonable assurance that all the assets are safeguarded and transactions are appropriately authorized, and to facilitate the preparation of relevant, reliable and timely information. Due to inherent limitations, ICFR may not prevent or detect all misstatements due to fraud or error. The control framework Hammerhead's officers used to design and evaluate the Company's internal controls over financial reporting is the Internal Control - Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). All control systems by their nature can only provide reasonable, but not absolute, assurance that the objectives of the control system are met. There have been no changes in Hammerhead’s ICFR during the three months ended June 30, 2023 that have materially affected or are reasonably likely to materially affect Hammerhead’s ICFR.

Significant Estimates

Hammerhead's significant accounting policies are disclosed in Note 2 of the 2022 Financial Statements. The preparation of the 2022 Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected.

Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies are outlined in the 2022 Annual MD&A.

32	Hammerhead Energy Inc.	Management Discussion & Analysis

Forward-Looking Statements

Certain statements contained in this MD&A constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of applicable securities legislation, including, but not limited to, management's assessment of future plans, operations and strategies including the focus of the Company's operations; the Company's strategy and objectives for its business and assets; the Company's risk management program and the benefits to be derived therefrom; terms of the Company's risk management contracts; terms of the Company's credit facilities; the Company's CCS program, the anticipated timing thereof and the anticipated benefits therefrom; the anticipated timing and benefits of the Company's decarbonization project; the ability of the Company to obtain the required regulatory approvals for the CCS program and anticipated timing thereof; the anticipated capital expenditures in connection with CCS program and anticipated timing thereof; production and cash flow expectations for 2023; anticipated infrastructure expansions in North and South Karr and the anticipated costs and benefits thereof; anticipated production and the benefits to be derived therefrom; the Company's 2023 annual guidance and underlying assumptions, including that Hammerhead remains well positioned to deliver on its 2023 annual guidance; anticipated production growth in 2023; key milestones of the CCS program; the Company's objectives for managing capital, including the Company's short-term capital management objective; expected sources of funding for future capital expenditures; current commitments and working capital deficit; determination of the Company's depletion and depreciation rates; the Company's contractual obligations; and other matters related to the foregoing. Forward-looking statements are typically identified by words such as "estimate", "anticipate", "expect", "may", "will", "project", "could", "plan", "intend", "should", "potential" and similar words suggesting future events or future performance or may be identified by reference to a future date.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: availability of future acquisition opportunities; future capital expenditure levels; future oil and natural gas prices; future oil and natural gas production levels; future exchange rates and interest rates; ability to obtain equipment and services in a timely manner to carry out development activities; pipeline capacity; the impact of increasing competition; the ability to obtain financing on acceptable terms; the general stability of the economic and political environments in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; that the Company will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Company's conduct and results of operations will be consistent with its expectations; that the Company will have the ability to develop its oil and gas properties in the manner currently contemplated; the ability of the CCS program to drive a reduction in Scope 1 and Scope 2 emissions of the Company; that the Company's oil batteries will be converted to CCS; the Board approval of the CCS program; the estimates of the Company's reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; future accounting standards to be adopted or amended and the expected impact on the Company; that the Company will have the ability to add production and reserves through development and exploitation activities; the impact (and duration thereof) that pandemics could have on: (i) the demand for crude oil, NGL and natural gas; (ii) the supply chain, including the Company's ability to obtain the equipment and services it requires; and (iii) the Company's ability to produce, transport and/or sell its crude oil, NGL and natural gas; the risk that the Company may not be able to fund its capital expenditures using primarily funds from operations; and the risk that the Company may not maintain a flexible capital structure or sufficient liquidity to meet its financial obligations and to execute its business plans. Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. Readers are cautioned that the foregoing list is not exhaustive of all assumptions which have been considered.

By their nature, forward-looking statements involve numerous known and unknown risks and uncertainties, which may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the ability of management to execute its business plan; general economic and business conditions; the risks of the oil and natural gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; actions by governmental or regulatory authorities including production curtailment and increasing taxes and changing royalty regimes and other incentive programs relating to the oil and gas industry; access to pipeline capacity; unexpected downtime, including risks related to natural disasters such as wildfires in the Province of Alberta; risks and uncertainties involving geology of oil and natural gas deposits; unexpected drilling results; delays in anticipated timing of drilling and completion of wells; risks and uncertainties regarding the Company's CCS program and the approval and success thereof; the Company's ability to enter into or renew leases; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to production (including decline rates), reserves, costs and expenses; fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates; health, safety and environmental risks; risks associated with unexpected potential future law suits and regulatory actions against the Company; uncertainties as to the availability and cost of financing; inability to extend the Company's credit facility at each review on the current terms, on newly negotiated terms or at all; inability to access sufficient capital from internal and external sources; and the risks described under "Operational and Other Risk Factors" herein. Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

33	Hammerhead Energy Inc.	Management Discussion & Analysis

This document contains information that may be considered a financial outlook under applicable securities laws about the Company's potential financial position, including, but not limited to: infrastructure expansions; 2023 expenses and the underlying assumptions; and capital expenditures with respect to the Company's CCS program; all of which are subject to numerous assumptions, risk factors, limitations and qualifications, including those set forth in the above paragraphs. The actual results of operations of the Company and the resulting financial results will vary from the amounts set forth in this document and such variations may be material. This information has been provided for illustration only and with respect to future periods are based on budgets and forecasts that are speculative and are subject to a variety of contingencies and may not be appropriate for other purposes. Accordingly, these estimates are not to be relied upon as indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such financial outlook. The financial outlook contained in this document was made as of the date of this document and was provided for the purpose of providing further information about the Company's potential future business operations. Readers are cautioned that the financial outlook contained in this document is not conclusive and is subject to change.

Operational and Other Risk Factors

Hammerhead's operations are conducted in the same business environment as most other Canadian oil and gas operators and the business risks are very similar. The business of exploring for, developing and producing oil and natural gas reserves is inherently risky. The risks set out below are not an exhaustive list, nor should they be taken as a complete summary or description of all the risks related to Company's business and operations. HEI's management team conducts focused strategic planning and has identified the following key risks associated with the Company's business and the oil and natural gas business generally:

• The Company is exposed to commodity price risk whereby the fair value of future cash flows will fluctuate as a result of changes in commodity prices. From time to time, the Company may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline. However, to the extent that the Company engages in price risk management activities to protect itself from commodity price declines, it may also be prevented from realizing the full benefits of price increases above the levels of the derivative instruments used to manage price risk. In addition, the Company's hedging arrangements may expose it to the risk of financial loss in certain circumstances, including instances in which: production falls short of the hedged volumes or prices fall significantly lower than projected, there is a widening of price-base differentials between delivery points for production and the delivery point assumed in the hedge arrangement, counterparties to the hedging arrangements or other price risk management contracts fail to perform under those arrangements, or a sudden unexpected event materially impacts oil and natural gas prices.

34	Hammerhead Energy Inc.	Management Discussion & Analysis

• The Company's operating costs could escalate and become uncompetitive due to supply chain disruptions, inflationary cost pressures, equipment limitations, escalating supply costs, commodity prices, and additional government intervention through stimulus spending or additional regulations, which could have a material adverse effect on its financial performance and cash flows. The cost or availability of oil and gas field equipment may adversely affect the Company's ability to undertake exploration, development and construction projects. The oil and gas industry is cyclical in nature and is prone to shortages of supply of equipment and services including drilling rigs, geological and geophysical services, engineering and construction services, major equipment items for infrastructure projects and construction materials generally. These materials and services may not be available when required at reasonable prices. A failure to secure the services and equipment necessary to the Company's operations for the expected price, on the expected timeline, or at all, may have an adverse effect on the Company's financial performance and cash flows.

For additional information relating to Hammerhead's operational and other risk factors, please refer to the Company's December 31, 2022 Annual Report on Form 20-F, which along with other relevant documents, is available on EDGAR at www.sec.gov/edgar and SEDAR+ at www.sedarplus.ca.

Other Advisories

Oil and Gas

"BOEs" may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

This MD&A contains certain oil and gas metrics, including operating netback, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. Management uses these oil and gas metrics for its own performance measurements and to provide security holders with measures to compare the Company's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this MD&A, should not be relied upon for investment or other purposes.

35	Hammerhead Energy Inc.	Management Discussion & Analysis

The Company's aggregate production for the selected periods below and the references to "natural gas", "crude oil" and "NGLs", reported in this MD&A consist of shale gas, tight oil and natural gas liquids product types, respectively, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

	Six Months Ended June 30, 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
Tight oil (bbls/d)	14,097	13,389	14,813	8,958	9,279	10,025	9,874	7,135	5,854
Shale gas (Mcf/d)	126,833	126,349	127,322	99,512	111,353	116,667	113,703	101,028	95,304
Natural gas liquids (bbls/d)	4,261	4,561	3,958	3,984	4,273	4,397	4,030	3,787	3,014
Total (boe/d)	39,498	39,009	39,992	29,527	32,111	33,867	32,854	27,760	24,752

Non-GAAP and Other Specified Financial Measures

This MD&A includes certain meaningful performance measures commonly used in the oil and natural gas industry that are not defined under IFRS, as outlined below. These performance measures should not be considered in isolation or as a substitute for performance measures prepared in accordance with IFRS and should be read in conjunction with the consolidated financial statements. Readers are cautioned that these non-GAAP and capital management measures are not standardized financial measures under IFRS, and might not be comparable to similar financial measures disclosed by other entities. The non-GAAP and capital management measures used in this report are summarized as follows:

Non-GAAP Financial Measures

Capital Expenditures

Management uses capital expenditures to determine the amount of cash flow used for capital reinvestment and compare its capital expenditures to budget. The measure is comprised of additions to property, plant and equipment ("PP&E") per the consolidated statements of cash flows. See the following table for the reconciliation of capital expenditures to net cash used in investing activities, the most directly comparable GAAP measure.

	Three Months Ended June 30,		Six Months Ended June 30,
(Cdn$ thousands)	2023	2022	2023	2022
Net cash used in investing activities	132,309	68,414	274,632	163,928
Net change in accounts payable related to the addition of PP&E	(37,043)	(18,027)	(6,924)	(31,053)
Capital expenditures	95,266	50,387	267,708	132,875

Available Funding

The available funding measure allows management and other users to evaluate the Company's short term liquidity, and its capital resources available at a point in time. Available funding is comprised of adjusted working capital, the undrawn component of Hammerhead's Credit Facility, plus the remaining equity commitment related to any outstanding investment agreements in prior periods where applicable. HEI's available funding is disclosed in "Liquidity" in this MD&A, which reconciles to the capital management measure, adjusted working capital and its related balance sheet line items.

Operating Netback

Operating netback is calculated by deducting royalties, operating expense, transportation expense, and realized gains (losses) from risk management contracts from oil and gas revenue. Management believes that operating netback is a key industry performance indicator to assess the profitability of the Company's developed and producing assets, and to provide investors with information that is also commonly presented by peers within the industry. HEI's netback is disclosed in "Operating Netback" in this MD&A, which includes its most directly comparable GAAP measure, oil and gas revenue.

36	Hammerhead Energy Inc.	Management Discussion & Analysis

Funds from Operations, Adjusted Funds from Operations and Free Funds Flow

Funds from operations is comprised of cash provided by operating activities, excluding the impact of changes in non-cash working capital and settlement of decommissioning obligations. Management believes excluding the changes in non-cash working capital provides a meaningful performance measure of the Company's operations on an ongoing basis, as it removes the impact of changes in timing of collections and payments, which are variable. Decommissioning provision costs incurred also vary depending upon the Company's planned capital program and the maturity of operating areas requiring environmental remediation.

Adjusted funds from operations is funds from operations adjusted for other items that are not considered part of the long-term operating performance of the business. Management considers these measures to be key, as they demonstrate the Company's ability to generate the necessary funds to maintain production and fund future growth. Funds from operations and adjusted funds from operations as presented should not be considered an alternative to, or more meaningful than, cash flow from operating activities, net profits or other measures of financial performance calculated in accordance with IFRS.

Free funds flow is an indicator of the efficiency and liquidity of the business, and provides an indication of funds the Company has available for future capital allocation decisions such as the repayment of long-term debt. The measure is calculated as adjusted funds from operations less capital expenditures and settlement of decommissioning obligations.

The following table reconciles funds from operations, adjusted funds from operations and free funds flow to net cash from operating activities, which is the most directly comparable GAAP measure:

	Three Months Ended June 30,		Six Months Ended June 30,
(Cdn$ thousands)	2023	2022	2023	2022
Net cash from operating activities	75,855	129,623	191,396	200,086
Changes in non-cash working capital	27,538	(8,038)	37,815	22,124
Realized foreign exchange gain on warrant purchase	196	-	196	-
Settlement of decommissioning obligations	54	-	54	123
Funds from operations	103,643	121,585	229,461	222,333
Transaction costs	94	-	9,061	-
Transaction costs, non-cash	-	-	(5,793)	-
(Gain) loss on foreign exchange	(3,274)	4,720	(3,327)	2,603
Unrealized gain (loss) on foreign exchange	3,346	(4,460)	3,512	(2,386)
Other income, excluding transportation income	(294)	(1,939)	(605)	(2,180)
Adjusted funds from operations	103,515	119,906	232,309	220,370
Capital expenditures	(95,266)	(50,387)	(267,708)	(132,875)
Settlement of decommissioning obligations	(54)	-	(54)	(123)
Free funds flow	8,195	69,519	(35,453)	87,372

37	Hammerhead Energy Inc.	Management Discussion & Analysis

Non-GAAP Financial Ratios

Operating Netback per boe

Management calculates operating netback per boe as operating netback divided by the Company's total production. Operating netback is a non-GAAP financial measure component of operating netback per boe. Management believes this performance measure provides key information about the profitability of the Company's developed and producing assets, isolated for the impact of changes in production volumes. HEI's operating netback per boe is disclosed in "Operating Netback" in this MD&A.

Funds from Operations per boe and Funds from Operations per Basic Share and Diluted Share

Funds from operations per boe is calculated by dividing funds from operations by the Company's total production. Funds from operations per basic share and diluted share is calculated by dividing funds from operations by the Company's basic and diluted weighted average shares outstanding. Funds from operations is a non-GAAP financial measure component of funds from operations per boe, and funds from operations per basic share and diluted share.

Funds from operations per boe is utilized by management to assess the profitability of the Company's developed and producing assets and to compare current results to prior periods or to peers by isolating for the impact of changes in production volumes. Funds from operations per basic share and diluted share is utilized by management to indicate the funds generated from the business that could be allocated to each shareholder's equity position. Funds from operations per boe and funds from operations per basic share and diluted share are disclosed in "Funds from Operations" in this MD&A.

Corporate Netback per boe and Adjusted Funds from Operations per Basic Share and Diluted Share

Corporate netback per boe (or adjusted funds from operations per boe) is calculated by dividing adjusted funds from operations by the Company's total production. Adjusted funds from operations per basic share and diluted share is calculated by dividing adjusted funds from operations by the Company's basic and diluted weighted average shares outstanding. Adjusted funds from operations is a non-GAAP financial measure component of corporate netback per boe, and adjusted funds from operations per basic share and diluted share.

Corporate netback per boe is utilized by management to assess the profitability of the Company's developed and producing assets, adjusted for items that are not considered part of the long-term operating performance of the business, and to compare current results to prior periods or to peers by isolating for the impact of changes in production volumes. Adjusted funds from operations per basic share and diluted share is utilized by management to indicate the funds generated from the business that could be allocated to each shareholder's equity position. Corporate netback per boe and adjusted funds from operations per basic share and diluted share are disclosed in "Adjusted Funds from Operations" in this MD&A.

Capital Management Measures

Adjusted EBITDA and Annualized Adjusted EBITDA

Adjusted EBITDA is calculated as net profit (loss) before interest and financing expenses, income taxes, depletion, depreciation and impairment adjusted for certain non-cash items, or other items that are not considered part of normal business operations. Annualized adjusted EBITDA is adjusted EBITDA for the quarter, multiplied by four. These measures indicate the Company's ability to generate funds from its asset base on a continuing and long-term basis, for future development of its capital program and settlement of financial obligations.

Adjusted EBITDA as presented should not be considered an alternative to, or more meaningful than, net profit (loss) before income tax, or other measures of financial performance calculated in accordance with IFRS.

38	Hammerhead Energy Inc.	Management Discussion & Analysis

The following is a reconciliation of adjusted EBITDA to the most directly comparable GAAP measure, net profit (loss) before income tax:

	Three Months Ended June 30,
(Cdn$ thousands)	2023	2022	% Change
Net profit before income tax	28,475	96,993	(71)
Add (deduct):
Unrealized loss (gain) on risk management contracts	11,674	(26,173)	N/A
Transaction costs	94	-	100
Share-based compensation	2,454	4,712	(48)
Depletion, depreciation and impairment	57,057	37,230	53
Finance expense	8,755	6,352	38
(Gain) loss on foreign exchange	(3,274)	4,720	N/A
Loss on warrant liability	4,794	145	3,206
Other income, excluding transportation income	(294)	(1,939)	(85)
Adjusted EBITDA	109,735	122,040	(10)

Annualized adjusted EBITDA	438,940	488,160	(10)

Adjusted Working Capital

For financial reports dated prior to December 31, 2022, working capital was computed including the impact of risk management contracts and the current portion of lease obligations. Beginning with 2022 Financial Statements and 2022 Annual MD&A, adjusted working capital has been renamed and computed excluding these items. All prior period comparatives within this report have been adjusted accordingly. The current presentation of adjusted working capital is aligned with measures used by management to monitor its liquidity for use in budgeting and capital management decisions. Adjusted working capital is defined as the sum of cash, accounts receivable, prepaid expenses and deposits and accounts payable and accrued liabilities.

(Cdn$ thousands)	June 30, 2023	December 31, 2022
Cash	(4,960)	(8,833)
Accounts receivable	(59,071)	(89,235)
Prepaid expenses and deposits	(12,905)	(4,564)
Accounts payable and accrued liabilities	107,760	135,547
Adjusted working capital deficit	30,824	32,915

Net Debt, Net Debt to Adjusted EBITDA, and Net Debt to Annualized Adjusted EBITDA

Net debt is calculated as the outstanding balance on the Company's bank debt, term debt and adjusted working capital. Term debt is calculated as the principal amount outstanding, plus accrued PIK interest, converted to Canadian dollars at the closing exchange rate for the period. Net debt to adjusted EBITDA is net debt divided by adjusted EBITDA. Net debt to annualized adjusted EBITDA is net debt divided by annualized adjusted EBITDA. Net debt is used to assess and monitor liquidity at a point in time, while the net debt to EBITDA ratios assist the Company in monitoring its capital structure and financing requirements. Net debt and net debt to adjusted EBITDA are disclosed in "Liquidity" in this MD&A.

39	Hammerhead Energy Inc.	Management Discussion & Analysis

Supplementary Financial Measures

Throughout the MD&A, the Company presents certain financial figures, in accordance with IFRS, stated in dollars per boe ($/boe). These figures are determined by dividing the applicable financial figure as prescribed under IFRS by the Company's total production for the respective period. Below is a list of figures which have been presented in the MD&A in $/boe:

• Average realized prices ($/boe);

• Revenue ($/boe);

• Royalty expense ($/boe);

• Operating expense ($/boe);

• Transportation expense ($/boe);

• Realized gain (loss) on risk management contracts ($/boe);

• Unrealized gain (loss) on risk management contracts ($/boe);

• Gain (loss) on risk management contracts ($/boe);

• Net G&A ($/boe);

• Cash transaction costs ($/boe);

• Non-cash transaction costs ($/boe);

• Net share-based compensation expense ($/boe);

• Cash interest expense ($/boe);

• Cash interest and financing ($/boe);

• Non-cash interest and accretion expense ($/boe); and

• Depletion, depreciation and impairment ($/boe)

Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

bbl	barrel	AECO	AECO "C" hub price index for Alberta natural gas
bbls/d	barrels per day	Crude oil	Tight oil as defined in NI 51-101
boe	barrels of oil equivalent	Natural gas	Shale gas as defined in NI 51-101
boe/d	barrels of oil equivalent per day	GAAP	generally accepted accounting principles
Mcf	thousand cubic feet	G&A	general and administrative
Mcf/d	thousand cubic feet per day	WTI	West Texas Intermediate
mmbtu	million British Thermal Units	CDN	Canadian
NGL	Natural gas liquids	Legacy RSUs	Legacy Restricted Share Units
GJ	gigajoule	RSAs	Restricted Share Awards

40	Hammerhead Energy Inc.	Management Discussion & Analysis

CORPORATE INFORMATION

BOARD OF DIRECTORS	HEAD OFFICE
Bryan Begley[2,3]	Eighth Avenue Place
Paul Charron[1,2]	East Tower, Suite 2700
Stewart Hanlon[1,3,4]	525 8th Avenue SW
Michael G. Kohut	Calgary, Alberta T2P 1G1
James McDermott[1,4]	Tel: (403) 930-0560
Jesal Shah	Fax: (403) 930-0569
Scott Sobie	www.hhres.com
Robert Tichio
GRANDE PRAIRIE OFFICE
[1] Member of Audit Committee	301, 11601 101st Avenue
[2] Member of Reserves Committee	Grand Prairie, Alberta T8V 3X9
[3] Member of Compensation Committee	Tel: (587) 771-1083
[4] Member of Governance and ESG Committee	Fax: (587) 771-1082

EXECUTIVES	BANKERS
Canadian Imperial Bank of Canada
Scott Sobie	Royal Bank of Canada
President & Chief Executive Officer	ATB Financial
Business Development Bank of Canada
Michael G. Kohut	Canadian Western Bank
Senior Vice President & Chief Financial Officer	Export Development Canada

Daniel Labelle	AUDITORS
Senior Vice President of Development & A&D	Ernst & Young LLP
Calgary, Alberta
David M. Anderson
Senior Vice President of Operations & Alternative Energy	LEGAL COUNSEL
Burnet, Duckworth & Palmer LLP
Nicki Stevens	Calgary, Alberta
Senior Vice President of Production, Marketing & ESG
INDEPENDENT RESERVOIR CONSULTANTS
Dick Unsworth	McDaniel & Associates Consultants Ltd
Senior Vice President of Business and Organizational	Calgary, Alberta
Effectiveness
REGISTRAR AND TRANSFER AGENT
STOCK EXCHANGE LISTINGS	Computershare Trust Company
HEI Common Shares and HEI Warrants are publicly traded on	Calgary, Alberta
Nasdaq under the symbols "HHRS" and "HHRSW", respectively
and on the TSX under the symbols "HHRS" and "HHRS.WT",
respectively.

41	Hammerhead Energy Inc.	Management Discussion & Analysis